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Filed pursuant to Rule 424(b)(2)
Registration Statement No. 333-87398

P R O S P E C T U S    S U P P L E M E N T
(To Prospectus Dated May 14, 2002)

4,000,000 Shares
Common Stock
$20.50 per share

        We are offering 4,000,000 shares of our common stock.

        Our common stock is traded on the New York Stock Exchange under the symbol "MTH." On April 17, 2008 the last reported sale price of our common stock on the New York Stock Exchange was $20.89 per share. We have granted the underwriters an option to purchase up to 600,000 additional shares of common stock to cover over-allotments, if any.

        Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock in "Risk factors" beginning on page S-10 of this prospectus supplement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total
Public Offering Price	$20.5000	$82,000,000
Underwriting Discount	$1.1275	$4,510,000
Proceeds, Before Expenses, to Meritage Homes Corporation	$19.3725	$77,490,000

        The underwriters expect to deliver the shares to purchasers on or about April 23, 2008.

Citi

Banc of America Securities LLC
JPMorgan
UBS Investment Bank
Wachovia Securities

April 17, 2008

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement supplements the prospectus dated May 14, 2002, which is a part of Registration Statement No. 333-87398 and which we refer to as the "accompanying prospectus." The accompanying prospectus relates to the offering by us of the securities described in the accompanying prospectus up to $300 million, of which this offering is a part.

        This document has two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. TO THE EXTENT THERE IS A CONFLICT BETWEEN THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS OR THE INFORMATION CONTAINED IN ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN OR THEREIN, THE INFORMATION CONTAINED IN THE MOST RECENTLY DATED DOCUMENT SHALL CONTROL.

        It is important for you to read and consider all information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, in making your investment decision. This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us and our subsidiaries that is not included in or delivered with these documents. This information is available without charge to security holders upon written or oral request.

        You should rely only on the information contained, incorporated or deemed incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to give any information or to make any representation not contained, incorporated or deemed incorporated by reference in this prospectus supplement or the accompanying prospectus in connection with the offering of shares of common stock in this offering. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is correct as of any date after the respective dates of this prospectus supplement and the accompanying prospectus, even though this prospectus supplement and the accompanying prospectus are delivered or these shares of common stock are offered or sold on a later date.

        This prospectus supplement and the accompanying prospectus are not an offer to sell any security other than the common stock and they are not soliciting an offer to buy any security other than the common stock. This prospectus supplement and the accompanying prospectus are not an offer to sell this common stock to any person, and they are not soliciting an offer from any person to buy the common stock, in any jurisdiction where the offer or sale to that person is not permitted.

ii

SUMMARY

        This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, especially the risks discussed under the "Risk Factors" section beginning on page S-10 of this prospectus supplement, and our consolidated financial statements and the notes to those statements incorporated herein by reference. Unless the context otherwise requires, all references to "Meritage," "the Company," "we," "us" or "our" include Meritage Homes Corporation and its subsidiaries and predecessors as a combined entity. Unless indicated otherwise, all information in this prospectus supplement assumes that the underwriters do not exercise the over-allotment option described in "Underwriting." All per share amounts in this prospectus supplement have been adjusted for a 2-for-1 stock split (in the form of a stock dividend) effected on January 7, 2005.

The Company

        Meritage Homes is a leading designer and builder of single-family attached and detached homes in the historically high-growth southern and western United States, based on the number of home closings. We offer a variety of homes that are designed to appeal to a wide range of homebuyers, including first-time, move-up, luxury and active adult buyers. We have operations in three regions: West, Central and East, which are comprised of 12 metropolitan areas in six states. These three regions are our principal business segments. Please refer to Note 13 of our consolidated financial statements, incorporated by reference herein, for information regarding our operating and reporting segments.

        Our homebuilding and marketing activities are conducted under the names Meritage Homes, Monterey Homes and Legacy Homes. At December 31, 2007, we were actively selling homes in 220 communities, with base prices ranging from approximately $100,000 to $1,060,000.

Recent Industry and Company Developments

Industry Conditions

        The industry continues to be challenged by the difficult homebuilding market downturn. Based on U. S. Census Bureau data, single family home starts in the United States dropped to their lowest level since 1991 and for 2007, there were fewer than 800,000 units sold, a 57% decrease from their annualized peak in January 2006. Although inventory of new homes available for sale at December 31, 2007 has dropped to below 500,000 units in the United States for the first time since late 2005, this balance still represents 9.6 months' supply. Demand for homes continues to be low due to the lack of consumer confidence and the reduced availability of mortgage financing as a result of the tightening of underwriting standards and a weakening of credit markets. Based on research conducted by Inside Mortgage Finance Publications, total mortgages originated in 2007 decreased approximately 18% from 2006, with decreases ranging from 30-70% for Alt A, subprime and ARM originations for the same time period.

        For us, as well as for the industry as a whole, excess new and existing home supply, including those homes available as a result of increased foreclosure activity, has led to increased competition and margin compression. We believe that home buyers are and will continue to defer purchasing decisions until they believe the price declines have reached bottom. Additionally, for those buyers motivated to take advantage of current competitive pricing conditions, the tightening of mortgage financing, as well as difficulty in selling their existing homes, are causing high cancellation rates and lower net orders. As the competitive pressures in the industry have increased, homebuilders have offered additional incentives and discounts, which has exacerbated the industry's performance.

Preliminary Results for the First Quarter of 2008

        On April 3, 2008, we reported preliminary results for the quarter ended March 31, 2008. We expect to report approximately $370 million of closing revenue on 1,320 homes, and $420 million in net sales on 1,630 homes ordered in the first quarter of 2008, after a cancellation rate of 27%. These results compared to closing revenue of $576 million on 1,796 homes, and $641 million in net sales on 2,073 homes ordered in the first quarter of 2007, net of a 27% cancellation rate. Ending backlog at March 31, 2008 is estimated to be $720 million, compared to $1.3 billion at March 31, 2007.

        We generated significant cash during the period by closing sales on homes in inventory and collecting $76 million in tax refunds. We reduced our standing inventory of unsold homes by approximately 340 during the first quarter of 2008, bringing our total inventory of unsold homes completed or under construction down to less than 770 at March 31, 2008. Additionally, during the quarter we reduced the amount of debt outstanding under our senior unsecured credit facility to approximately $2 million at March 31, 2008, equating to a $250 million total reduction in our credit facility debt over the last nine months.

        Due to our aggressive pricing of unsold inventory combined with further declines in home prices in many of our markets, we expect to record approximately $60-65 million of charges related to real estate valuation adjustments and write-offs in the first quarter of 2008.

        These results are based upon preliminary financial and operating data, which are subject to finalization by management and review by our independent public accountants.

Summary Results for 2007

        Our results for the year ended December 31, 2007 reflect the deterioration in the homebuilding and credit industries over the past several quarters.

        Total home closing revenue was $2.3 billion for the year ended December 31, 2007, decreasing 32.2% from $3.4 billion for 2006 and 23.3% from $3.0 billion in 2005. We incurred a net loss for 2007 of ($288.9) million compared to earnings of $225.4 million in 2006 and $255.7 million in 2005. The net loss was primarily due to $130.5 million (pre-tax) of goodwill-related impairments and $398.3 million (pre-tax) of real estate-related impairments recorded in 2007. We incurred $78.3 million of real-estate impairments in 2006, and none in 2005. Additionally, lower average home prices from competitive pressures and the increased use of incentives over the last two years lowered gross margins generated on home closings to 1.1% in 2007, from 20.7% and 23.6%, respectively, in 2006 and 2005.

        At December 31, 2007, our backlog of approximately $670.0 million was down 44.2% from $1.2 billion at December 31, 2006. Our December 31, 2005 backlog was $2.2 billion. Fewer home sales, compounded by increased price concessions and incentives, were primarily responsible for these declines. Our average sales price for homes in backlog decreased from $341,200 at December 31, 2005 to $325,700 at December 31, 2006 and $292,800 at December 31, 2007. Our cancellation rate on sales orders was 37%, 35% and 24%, respectively, as a percentage of gross sales, for the years ended December 31, 2007, 2006 and 2005. We expect that cancellation rates will begin to stabilize as the excess supply of home inventory is absorbed and home prices return to normalized levels.

Company Actions and Positioning

        In response to industry conditions, we are focusing on the following initiatives:

  •
  Consolidating overhead functions at our divisions to reduce our general and administrative cost;

  •
  Reducing unsold home inventory and significantly limiting construction of speculative homes;

  •
  Reducing our total lot supply by renegotiating or opting out of lot purchase and option contracts;

  •
  Reducing our inventory levels of unsold homes caused by late-stage cancellations by focusing our sales efforts on those homes;

  •
  Reducing direct construction costs by renegotiating with our subcontractors where possible;

  •
  Stopping or limiting spending for mid- to long-range land development projects;

  •
  Increasing sales and marketing efforts to generate additional traffic;

  •
  Monitoring our customer satisfaction scores and making improvements based on the results of these surveys; and

  •
  Reducing our debt levels and interest cost.

        In September 2007, we amended our credit facility, which matures in 2011. Although the amendment permanently decreased our capacity under the credit facility from $850 million to $800 million, it allows for a reduction in the minimum interest coverage ratio, our most restrictive covenant, providing additional flexibility to sustain ourselves during the downturn and take advantage of opportunities as the industry emerges from its recession. During the fourth quarter of 2007, we paid down a substantial amount of the debt under our credit facility from cash generated by operations, reducing the outstanding balance from $234.5 million at September 30, 2007 to $82.0 million at December 31, 2007. This debt was further reduced to approximately $2 million at March 31, 2008.

        Despite current market conditions, we believe we are positioned to weather the current homebuilding industry downturn, and to take advantage of opportunities if and when the market improves. Continuing population growth in our key regions, our supply of inventory of entitled land in desirable locations, and regulations that constrain the development of raw land in many of these key markets, favor our geographic position. Coupled with our strong inventory position, we believe that our product diversification, respected brands, solid balance sheet and management experience position us for future growth when the homebuilding market stabilizes.

        Our principal executive office is located at 17851 North 85th Street, Suite 300, Scottsdale, Arizona 85255, and our telephone number there is (480) 515-8100. Information about our company and communities is provided through our website www.meritagehomes.com. Information on this website is not incorporated by reference in or otherwise part of this prospectus supplement or the accompanying prospectus.

The Offering

        The following summary is not intended to be complete. For a more detailed description of our common stock, see "Description of Capital Stock" in the accompanying prospectus.

Common stock offered by us	4,000,000 shares[1]
Common stock to be outstanding after this offering	30,388,494 shares[2]
Use of proceeds
The net proceeds to us from the offering after deducting underwriting discounts and commissions but before deducting the estimated offering expenses will be approximately $77.5 million. We intend to use the proceeds received by us in this offering for working capital and general corporate purposes.
New York Stock Exchange Symbol	MTH

(1)
Does not include the exercise of the underwriters' over-allotment option.

(2)
The number of shares of common stock outstanding after the offering is based upon 26,388,494 shares outstanding as of April 1, 2008 and excludes up to 2,199,067 shares of common stock issuable upon the exercise of options outstanding, of which 644,555 options are immediately exercisable at a weighted average price of $26.19 and up to 137,832 shares of common stock that will become unrestricted shares upon the vesting of 137,832 (or a corresponding number of) restricted stock awards.

Summary Financial Information

        The following table presents summary historical consolidated financial and operating data of Meritage Homes Corporation and subsidiaries as of and for each of the three years in the period ended December 31, 2007. The consolidated statement of operations data for the years ended December 31, 2007, 2006 and 2005 have been derived from Meritage Homes Corporation's audited consolidated financial statements. You should read this data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein and our consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by us with the SEC, which we have incorporated by reference into this prospectus supplement. The data in the table includes the operations of Colonial Homes and Greater Homes since their dates of acquisition, February 2005 and September 2005, respectively.

	Historical Consolidated Financial Data Years Ended December 31,
	2007	2006	2005
	($ in thousands, except per share amounts)
Statement of Operations Data:
Total closing revenue	$2,343,594	$3,461,320	$3,001,102
Total cost of closings	(1,990,190)	(2,670,422)	(2,294,112)
Impairments	(340,358)	(78,268)	—

Gross profit	13,046	712,630	706,990
Commissions and other sales costs	(196,464)	(216,341)	(160,114)
General and administrative expenses	(106,161)	(164,477)	(124,979)
Goodwill and related impairments	(130,490)	—	—
(Loss)/Earnings from unconsolidated entities, net[1]	(40,229)	20,364	18,337
Interest expense	(6,745)	—	—
Other income, net	10,561	11,833	7,468
Loss on extinguishment of debt	—	—	(31,477)

(Loss)/Earnings before income taxes	(456,482)	364,009	416,225
Benefit/(Provision for) income taxes	167,631	(138,655)	(160,560)

Net (loss)/earnings	$(288,851)	$225,354	$255,665

(Loss)/Earnings per common share:
Basic	$(11.01)	$8.52	$9.48
Diluted	$(11.01)	$8.32	$8.88
Other Data:
Home gross profit margin	1.1%	20.7%	23.6%
EBITDA[2]	$(389,670)	$430,724	$472,228
Adjusted EBITDA[2]	$142,242	$508,992	$472,228
Balance Sheet Data (December 31):
Real estate[3]	$1,267,879	$1,530,602	$1,390,803
Total assets[4]	$1,748,381	$2,170,525	$1,971,357
Senior notes, loans payable and other borrowings	$729,875	$733,276	$592,124
Total liabilities	$1,018,217	$1,163,693	$1,120,352
Stockholders' equity	$730,164	$1,006,832	$851,005

(1)
Loss from unconsolidated entities in 2007 includes $57.9 million of joint venture investment impairments. Please refer to Notes 1 and 4 to our consolidated financial statements incorporated by reference herein. There were no such impairments in 2006 or 2005.

(2)
EBITDA and adjusted EBITDA are non-GAAP financial measures, representing net (loss)/earnings before interest expense amortized to cost of sales, income taxes, depreciation and amortization, with write-offs and impairment charges also excluded from adjusted EBITDA. A non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of operations, balance sheet, or statement of cash flows (or equivalent statements) of the issuer; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to generally accepted accounting principles in the United States. We have provided below a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measure.

EBITDA is presented here because it is used by management to analyze and compare Meritage with other homebuilding companies on the basis of operating performance, and by investors and analysts in the homebuilding industry. EBITDA as presented may not be comparable to similarly titled measures reported by other companies because not all companies calculate EBITDA in an identical manner and, therefore, it is not necessarily an accurate means of comparison between companies. EBITDA is not intended to represent cash flows for the period or funds available for management's discretionary use nor has it been presented as an alternative to operating income or as an indicator of operating performance and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Adjusted EBITDA is presented because it more closely, although not exactly, resembles the comparable covenant calculations under our credit facility and senior and senior subordinated note indentures. The reconciliation of EBITDA and adjusted EBITDA to net (loss)/earnings for each of the respective periods shown is as follows:

	As of and for the Year Ended December 31,
	2007	2006	2005
EBITDA reconciliation:
Net (loss)/earnings	$(288,851)	$225,354	$255,665
(Benefit)/provision for income taxes	(167,631)	138,655	160,560
Interest expensed or amortized to cost of sales	48,994	42,986	38,796
Depreciation and amortization	17,818	23,729	17,207

EBITDA	$(389,670)	$430,724	$472,228
Add back:
Real estate-related impairments	398,298	78,268	—
Impairment of golf course assets held for sale	3,124	—	—
Goodwill and related impairments	130,490	—	—

Adjusted EBITDA	$142,242	$508,992	$472,228

(3)
Includes real-estate impairments of approximately $340.4 million, $78.3 million, and $0 that were recorded during 2007, 2006 and 2005, respectively.

(4)
Includes goodwill of approximately $0, $129.7 million and $130.2 million at December 31, 2007, 2006 and 2005, respectively. Goodwill represents the excess of the purchase price of our acquisitions over the fair value of the assets acquired. During 2007, all of our goodwill was determined to be impaired and was written down in full. There were no such impairments in 2006 or 2005.

Home closing revenue, home orders and order backlog

        The tables provided below show operating and financial data regarding our homebuilding activities.

	Years Ended December 31,
	2007	2006	2005
	(unaudited) (dollars in thousands)
Home Closing Revenue
Total
Dollars	$2,334,141	$3,444,286	$2,996,946
Homes closed	7,687	10,487	9,406
Average sales price	$303.6	$328.4	$318.6
West Region
California
Dollars	$421,220	$820,583	$947,228
Homes closed	908	1,471	1,627
Average sales price	$463.9	$557.8	$582.2
Nevada
Dollars	$88,837	$244,343	$201,907
Homes closed	261	620	541
Average sales price	$340.4	$394.1	$373.2
West Region Totals
Dollars	$510,057	$1,064,926	$1,149,135
Homes closed	1,169	2,091	2,168
Average sales price	$436.3	$509.3	$530.0
Central Region
Arizona
Dollars	$567,888	$1,102,662	$873,137
Homes closed	1,718	3,355	3,122
Average sales price	$330.6	$328.7	$279.7
Texas
Dollars	$1,043,160	$996,739	$787,204
Homes closed	4,164	4,263	3,576
Average sales price	$250.5	$233.8	$220.1
Colorado
Dollars	$60,069	$40,875	$2,809
Homes closed	160	112	8
Average sales price	$375.4	$365.0	$351.1
Central Region Totals
Dollars	$1,671,117	$2,140,276	$1,663,150
Homes closed	6,042	7,730	6,706
Average sales price	$276.6	$276.9	$248.0
East Region
Florida
Dollars	$152,967	$239,084	$184,661
Homes closed	476	666	532
Average sales price	$321.4	$359.0	$347.1

	Years Ended December 31,
	2007	2006	2005
	(unaudited) (dollars in thousands)
Home Orders
Total
Dollars	$1,804,065	$2,462,747	$3,580,855
Homes ordered	6,290	7,778	10,571
Average sales price	$286.8	$316.6	$338.7
West Region
California
Dollars	$372,936	$529,435	$976,921
Homes ordered	846	983	1,646
Average sales price	$440.8	$538.6	$593.5
Nevada
Dollars	$85,772	$139,668	$249,104
Homes ordered	268	328	653
Average sales price	$320.0	$425.8	$381.5
West Region Totals
Dollars	$458,708	$669,103	$1,226,025
Homes ordered	1,114	1,311	2,299
Average sales price	$411.8	$510.4	$533.3
Central Region
Arizona
Dollars	$341,140	$611,266	$1,174,452
Homes ordered	1,203	1,833	3,558
Average sales price	$283.6	$333.5	$330.1
Texas
Dollars	$845,348	$1,069,437	$983,579
Homes ordered	3,427	4,299	4,264
Average sales price	$246.7	$248.8	$230.7
Colorado
Dollars	$59,423	$47,836	$14,631
Homes ordered	168	125	40
Average sales price	$353.7	$382.7	$365.8
Central Region Totals
Dollars	$1,245,911	$1,728,539	$2,172,662
Homes ordered	4,798	6,257	7,862
Average sales price	$259.7	$276.3	$276.3
East Region
Florida
Dollars	$99,446	$65,105	$182,168
Homes ordered	378	210	410
Average sales price	$263.1	$310.0	$444.3

	At December 31,
	2007	2006	2005
	(unaudited) (dollars in thousands)
Order Backlog
Total
Dollars	$669,985	$1,200,061	$2,181,600
Homes in backlog	2,288	3,685	6,394
Average sales price	$292.8	$325.7	$341.2
West Region
California
Dollars	$81,532	$129,816	$420,964
Homes in backlog	164	226	714
Average sales price	$497.1	$574.4	$589.6
Nevada
Dollars	$18,660	$21,725	$126,400
Homes in backlog	64	57	349
Average sales price	$291.6	$381.1	$362.2
West Region Totals
Dollars	$100,192	$151,541	$547,364
Homes in backlog	228	283	1,063
Average sales price	$439.4	$535.5	$514.9
Central Region
Arizona
Dollars	$120,558	$347,306	$838,702
Homes in backlog	390	905	2,427
Average sales price	$309.1	$383.8	$345.6
Texas
Dollars	$384,351	$582,163	$509,465
Homes in backlog	1,472	2,209	2,173
Average sales price	$261.1	$263.5	$234.5
Colorado
Dollars	$18,137	$18,783	$11,822
Homes in backlog	53	45	32
Average sales price	$342.2	$417.4	$369.4
Central Region Totals
Dollars	$523,046	$948,252	$1,359,989
Homes in backlog	1,915	3,159	4,632
Average sales price	$273.1	$300.2	$293.6
East Region
Florida
Dollars	$46,747	$100,268	$274,247
Homes in backlog	145	243	699
Average sales price	$322.4	$412.6	$392.3

RISK FACTORS

        An investment in our stock involves a high degree of risk. Before purchasing our common stock, you should consider carefully the risks described below in this section and the risks described in the documents incorporated by reference in this prospectus. Other risks including those that we do not currently consider material, or may not anticipate, may harm our business, financial condition, results of operations and cash flows. In this event, the market price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Common Stock

  Our issuance of equity could result in a lowering of our stock price.

        To finance our business or future expansion we may issue additional shares of common stock. The potential future issuance of additional shares could create a market overhang that results in a lower price for our common stock. At our upcoming 2008 Annual Meeting of Stockholders, we are seeking stockholder approval to amend our charter to authorize the issuance of blank check preferred stock, which would be senior to the common stock, and if authorized and ever issued, may further dilute the common stockholder's interests in our company.

  Our charter, bylaws and ownership structure could prevent a third party from acquiring us or limit the price investors might be willing to pay for shares of our common stock.

        Existing provisions of our charter and bylaws may have the effect of delaying or preventing a merger with or acquisition of us, even where the stockholders may consider it to be favorable, and could also prevent or hinder an attempt by stockholders to replace our directors. They include: (i) a classified board of directors; (ii) a provision that directors may only be removed for cause; (iii) a limitation on the maximum number of directors; (iv) a limitation on the ability of stockholders to call a special meeting of stockholders; (v) a provision that only the directors can amend the bylaws; and (vi) advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at a stockholders meeting.

        We are also seeking authorization from our stockholders to issue blank check preferred stock. Although the board of directors does not intend to issue preferred stock for any defensive or anti-takeover purpose if stockholders approve the related amendment to our charter, any issuance of preferred stock would have the effect of making an acquisition of us more difficult or costly.

        We are subject to the Maryland Business Combination Act. The Maryland Business Combination Act restricts the ability of Maryland corporations to enter into certain business combination transactions with 10% or more stockholders without prior board of director approval of such status, for a period of 5 years.

        Alone or in combination, these matters may have the effect of delaying or preventing a change of control that other stockholders may believe beneficial or of limiting the price investors might be willing to pay for shares of our common stock.

  Our stock price is volatile and could decline substantially.

        The stock market has, from time to time, experienced extreme price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, our common stock has recently been subject to extreme price fluctuation. Over the course of the last 12 months, the price of our common stock has ranged from $7.04 to $38.72 per share. The market price of our common stock may fluctuate in response to many factors including:

  •
  our operating results failing to meet the expectations of securities analysts or investors in a particular period;

  •
  write-offs of our assets, including our deferred tax assets;

  •
  changes in analysts' recommendation and projections;

  •
  changes in general valuations for homebuilding companies;

  •
  material announcements by us or our competitors;

  •
  the market's perception of our prospects and the prospects of the homebuilding industry in general;

  •
  changes in general market conditions or economic trends, such as increasing interest rates; and

  •
  broad market fluctuations.

Any of these factors could have a material adverse effect on your investment in our common stock and our common stock may trade at prices significantly below the offering price. As a result, you could lose some or all of your investment.

Risks Related to Meritage

  If the current downturn becomes more severe or continues for an extended period of time, it would have continued negative consequences on our operations, financial position and cash flows.

        Continued weakness in the homebuilding industry could have an adverse effect on us. It could require that we write off more assets, dispose of assets, reduce operations, restructure our debt and/or raise new equity to pursue our business plan, any of which could have a detrimental effect on our current stakeholders.

  Mortgage availability and interest rate increases may make purchasing a home more difficult and may cause an increase in the number of new and existing homes available for sale.

        In general, housing demand is adversely affected by the unavailability of mortgage financing and increases in interest rates. Increased cancellations could increase the available homes inventory, which may reduce prices and reduce the availability of future financing for home buyers. Most of our buyers finance their home purchases through third-party lenders providing mortgage financing. If mortgage interest rates increase and, consequently, the ability of prospective buyers to finance home purchases is adversely affected, home sales, gross margins and cash flow may also be adversely affected and the impact may be material. Long-term interest rates currently remain at low levels; however, rates have generally increased during the last couple of years from historically low levels and it is impossible to predict future increases or decreases in market interest rates.

        Homebuilding activities depend, in part, upon the availability and costs of mortgage financing for buyers of homes owned by potential customers, as those customers (move-up buyers) often must sell their residences before they purchase our homes. Mortgage lenders have recently become subject to more intense underwriting standards by the regulatory authorities which oversee them as a consequence of the sub-prime mortgage market failures. More stringent underwriting standards could have a material adverse effect on our business if certain buyers are unable to obtain mortgage financing.

  If home prices continue to decline, potential buyers may not be able to sell their homes, which may negatively impact our sales.

        As a participant in the homebuilding industry, we are subject to market forces beyond our control. In general, housing demand is impacted by the affordability of housing. Many homebuyers need to sell their existing homes in order to purchase a new home from us, and a weakening of the home resale market or a decrease or leveling in home sale prices could adversely affect that ability. A continued decline in home prices would have an adverse effect on our homebuilding business margins and cash flows.

  Continued high cancellation rates may negatively impact our business.

        Our backlog reflects the number and value of homes for which we have entered into a sales contract with a customer but have not yet delivered the home. Although these sales contracts typically require a cash deposit and do not make the sale contingent on the sale of the customer's existing home, in some cases a customer may cancel the contract and receive a complete or partial refund of the deposit as a result of local laws or as a matter of our business practices. If home prices decline, interest rates increase, or if the national or local homebuilding economic decline does not abate, homebuyers may have an incentive to cancel their contracts with us, even where they might be entitled to no refund or only a partial refund. Significant cancellations have had, and could have, a material adverse effect on our business as a result of lost sales revenue and the accumulation of unsold housing inventory.

  The value of our real estate inventory may continue to decline, leading to additional impairments and reduced profitability.

        Some of our owned land was purchased at prices that reflected the strong homebuilding and real estate markets of the past several years. As such, in most of these circumstances, we wrote down the value of certain inventory during 2006 and 2007 to reflect current market conditions or have abandoned such projects. To the extent that we still own or have options/purchase agreements related to such land parcels, the continued decline in the homebuilding market may require us to re-evaluate the value of our land holdings and we could incur additional impairment charges, which would decrease both the book value of our assets and stockholders' equity. We also incur various land development improvement costs for a community prior to the commencement of home construction. Such costs include infrastructure, utilities, taxes and other related expenses. Reductions in home absorption rates increases the associated holding costs and our time to recover such costs. Continued declines in the homebuilding market may also require us to evaluate the recoverability of these costs.

  Reduced levels of sales may impair our ability to recover pre-acquisition costs and may cause further impairment charges.

        We extensively use option contracts to acquire land. Such options generally require a cash deposit that will be forfeited if we do not exercise the option. During 2006 and 2007, we forfeited deposits and wrote off related pre-acquisition costs related to projects we no longer deemed feasible, as they were not generating acceptable returns. A continued downturn in the homebuilding market may cause us to re-evaluate the feasibility of other optioned projects, which may result in additional writedowns that would reduce our assets and stockholders' equity.

  Our joint ventures with independent third parties may be illiquid, and we may be adversely impacted by our joint venture partners' failure to fulfill their obligations.

        We participate in several land acquisition and development joint ventures with independent third parties, in which we have less than a controlling interest. Our participation in these types of joint ventures has increased over the last few years and we expect to continue to use joint ventures in the foreseeable future, although during 2007, due to current market conditions and the reduced need for lots, we have reduced our involvement in such ventures. These joint ventures provide us with a means of accessing larger parcels and lot positions and help us expand our marketing opportunities and manage our risk profile. However, these joint ventures often acquire parcels of raw land without entitlements and as such are subject to a number of development risks that our business does not face directly. These risks include the risk that anticipated projects could be delayed or terminated because applicable governmental approvals cannot be obtained at reasonable costs, if at all. In addition, the risk of construction and development cost overruns can be greater for a joint venture where it acquires raw land compared to our typical acquisition of entitled lots. These increased development and entitlement risks could have a material adverse effect on our financial position or results of operations if one or more joint venture projects is delayed, cancelled or terminated or we are required, whether contractually or for business reasons, to invest additional funds in the joint venture to facilitate the success of a particular project.

        Our joint venture investments are generally very illiquid both because we lack a controlling interest in the ventures and because most of our joint ventures are structured to require super-majority or unanimous approval of the members to sell a substantial portion of the joint venture's assets or for a member to receive a return of their invested capital. Our lack of a controlling interest also results in the risk that the joint venture will take actions that we disagree with, or fail to take actions that we desire, including actions regarding the sale of the underlying property. In the ordinary course of our business, we obtain letters of credit and performance, maintenance and other bonds in support of our related obligations with respect to the development of our projects. In limited cases, we may also offer pro-rata limited repayment guarantees on our portion of the venture debt or other debt repayment guarantees. Most of these guarantees are only triggered if the joint venture files for voluntary bankruptcy or similar liquidation or reorganization actions ("bad boy" guarantees). Our limited repayment and bad boy guarantees were $34.2 million and $88.2 million respectively, as of December 31, 2007.

        With respect to our joint ventures, we and our joint venture partners may be obligated to complete land development improvements if the joint venture does not perform the required development, which could require significant expenditures. In addition, we and our joint venture partners sometimes agree to indemnify third party surety providers with respect to performance bonds issued on behalf of certain of our joint ventures. In the event the letters of credit or bonds are drawn upon, we, and in the case of a joint venture, our joint venture partners, would be obligated to reimburse the surety or other issuer of the letter of credit or bond if the obligations the bond or guarantee secures are not performed by us (or the joint venture). If one or more bonds, letters of credit or other guarantees were drawn upon or otherwise invoked, our obligations could be significant, individually or in the aggregate, which could have a material adverse effect on our financial position, results of operations or cash flows. We cannot guarantee that such events will not occur or that such obligations will not be invoked.

  If we are unable to successfully compete in the highly competitive homebuilding industry, our financial results and growth may suffer.

        The homebuilding industry is highly competitive. We compete for sales in each of our markets with national, regional and local developers and homebuilders, existing home resales and, to a lesser extent, condominiums and available rental housing. Some of our competitors have significantly greater financial resources or lower costs than we do. Competition among both small and large residential homebuilders is based on a number of interrelated factors, including location, reputation, amenities, design, quality and price. Competition is expected to continue and become more intense, and there may be new entrants in the markets in which we currently operate and in markets we may enter in the future. If we are unable to successfully compete, our financial results and growth could suffer.

  We face reduced coverage and increased cost of insurance.

        Recently, lawsuits have been filed against builders asserting claims of personal injury and property damage caused by the presence of mold in residential dwellings. Some of these lawsuits have resulted in substantial monetary judgments or settlements. We believe that we have maintained adequate insurance coverage to insure against these types of claims for homes completed before October 1, 2003. As of October 1, 2003, our insurance policy began excluding mold coverage. If our reserves are not sufficient to protect against these types of claims or if we are unable to obtain adequate insurance coverage, a material adverse effect on our business, financial condition, results of operations and cash flows could result if we are exposed to claims arising from the presence of mold in the homes that we build.

  We are subject to construction defect and home warranty claims arising in the ordinary course of business, which may lead to additional reserves or expenses.

        Construction defect and home warranty claims are common in the homebuilding industry and can be costly. While we maintain general liability insurance and generally require our subcontractors and design professionals to indemnify us for liabilities arising from their work, we cannot assure that these insurance rights and indemnities will be adequate to cover all construction defect and warranty claims for which we may be held liable. For example, we may be responsible for applicable self-insured retentions, which have increased recently, and certain claims may not be covered by insurance or may exceed applicable coverage limits.

  Our income tax provision and other tax liabilities may be insufficient if taxing authorities are successful in asserting tax positions that are contrary to our position. Additionally, continued loss from operations in future reporting periods may require us to adjust the valuation allowance against our deferred tax assets.

        In the normal course of business, we are audited by various federal, state and local authorities regarding income tax matters. Significant judgment is required to determine our provision for income taxes and our liabilities for federal, state, local and other taxes. Our audits are in various stages of completion; however, no outcome for a particular audit can be determined with certainty prior to the conclusion of the audit, appeal and, in some cases, litigation process. Although we believe our approach to determining the appropriate tax treatment is supportable and in accordance with relevant accounting literature, it is possible that the final tax authority will take a tax position that is materially different than ours. As each audit is conducted, adjustments, if any, are appropriately recorded in our consolidated financial statements in the period determined. Such differences could have a material adverse effect on our income tax provision or benefit, or other tax reserves, in the reporting period in which such determination is made and, consequently, on our results of operations, financial position and/or cash flows for such period.

        Our deferred tax assets should be reduced by a valuation allowance, if, based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. In determining the more-likely-than-not criterion, we evaluate all positive and negative evidence as of the end of each reporting period. Future adjustments, either increases or decreases, to our deferred tax asset valuation allowance will be determined based upon changes in the expected realization of our net deferred tax assets. The realization of our deferred tax assets ultimately depends on the existence of sufficient taxable income in either the carryback or carryforward periods under the tax law. Due to significant estimates utilized in establishing the valuation allowance and the potential for changes in facts and circumstances, it is reasonably possible that we will be required to record adjustments to the valuation allowance in future reporting periods. Our results of operations would be impacted negatively if we determine that increases to our deferred tax asset valuation allowance are required in a future reporting period.

  As a participant in the homebuilding industry, we are subject to its fluctuating cycles and other risks that can adversely impact the demand for, cost of and pricing of our homes.

        The homebuilding industry is cyclical and is significantly affected by changes in economic and other conditions such as employment levels, availability of financing, interest rates, and consumer confidence. These factors can negatively affect demand for and cost of our homes. We are also subject to various risks, many of which are outside of our control, including delays in construction schedules, cost overruns, changes in governmental regulations (such as "no-growth" or "slow-growth" initiatives), availability of land, availability of land option financing, increases in inventories of new and existing homes, increases in real estate taxes and other local government fees, and raw materials and labor costs.

        We are also subject to the potential for significant variability and fluctuations in the cost and availability of real estate. Although historically we have generally developed parcels ranging from 100 to 300 lots, in order to achieve and maintain an adequate inventory of lots, we have, in recent years, acquired larger parcels with joint venture partners. Impairments of our real estate and write-offs of purchase and option contract deposits and pre-acquisition costs, including costs related to our joint ventures, were recorded during 2007, and if market conditions continue to deteriorate such impairments and write-offs may again be required in the future.

  The loss of key personnel may negatively impact us.

        Our success largely depends on the continuing services of certain key employees, including our Chief Executive Officer, Steven J. Hilton, and our ability to attract and retain qualified personnel. We have an employment agreement with Mr. Hilton but we do not have employment agreements with certain other key employees. We believe that Mr. Hilton possesses valuable industry knowledge, experience and leadership abilities that would be difficult in the short term to replicate. In addition, Mr. Hilton has cultivated key contacts and relationships with important participants in the land acquisition process in our various markets across the country. The loss of the services of Mr. Hilton and other key employees could harm our operations and business plans.

  Shortages in the availability of sub-contract labor may delay construction schedules and increase our costs.

        We conduct our construction operations only as a general contractor. Virtually all architectural, construction and development work is performed by unaffiliated third-party subcontractors. As a consequence, we depend on the continued availability of and satisfactory performance by these subcontractors for the design and construction of our homes. We cannot assure you that there will be sufficient availability of and satisfactory performance by these unaffiliated third-party subcontractors. In addition, inadequate subcontractor resources could have a material adverse affect on our business.

  Our lack of geographic diversification could adversely affect us if the homebuilding industry in our market declines.

        We have operations in Texas, Arizona, California, Nevada, Colorado and Florida. Our limited geographic diversification could adversely impact us if the homebuilding business in our current markets should decline, since there may not be a balancing opportunity in a stronger market in other geographic regions.

  Our future operations may be adversely impacted by high inflation.

        We, like other homebuilders, may be adversely affected during periods of high inflation, mainly by higher land and construction costs. Also, higher mortgage interest rates may significantly affect the affordability of mortgage financing to prospective buyers. Inflation increases our cost of financing, materials and labor and could cause our financial results or growth to decline. We attempt to pass cost increases on to our customers through higher sales prices. Although inflation has not historically had a material adverse effect on our business, recently the cost of some of the materials we use to construct our homes has increased. Sustained increases in material costs would have a material adverse effect on our business if we are unable to increase home sale prices.

  We experience fluctuations and variability in our operating results on a quarterly basis and, as a result, our historical performance may not be a meaningful indicator of future results.

        We historically have experienced, and expect to continue to experience, variability in home sales and results of operations on a quarterly basis. As a result of such variability, our historical performance may not be a meaningful indicator of future results. Factors that contribute to this variability include:

  •
  timing of home deliveries and land sales;

  •
  delays in construction schedules due to strikes, adverse weather, acts of God, reduced subcontractor availability and governmental restrictions;

  •
  our ability to acquire additional land or options for additional land on acceptable terms;

  •
  conditions of the real estate market in areas where we operate and of the general economy;

  •
  the cyclical nature of the homebuilding industry, changes in prevailing interest rates and the availability of mortgage financing; and

  •
  costs and availability of materials and labor.

  Our substantial level of indebtedness may adversely affect our financial position and prevent us from fulfilling our debt obligations.

        The homebuilding industry is capital intensive and requires significant up-front expenditures to secure land and begin development and construction. Accordingly, we incur substantial indebtedness to finance our homebuilding activities. At December 31, 2007, we had approximately $729.9 million of indebtedness and other borrowings. If we require working capital greater than that provided by operations or available under our Credit Facility, we may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including bank financing and securities offerings. There can be no assurance we would be able to obtain such additional capital on terms acceptable to us, if at all. The level of our indebtedness could have important consequences to our stockholders, including the following:

  •
  our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

  •
  we must use a substantial portion of our cash flow from operations to pay interest and principal on our indebtedness, which reduces the funds available to us for other purposes such as capital expenditures;

  •
  we have a higher level of indebtedness than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

  •
  we may be more vulnerable to economic downturns and adverse developments in our business than some of our competitors.

        We expect to generate cash flow to pay our expenses and to pay the principal and interest on our indebtedness with cash flow from operations. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors.

        We cannot be certain that our cash flow will be sufficient to allow us to pay principal and interest on our debt and meet our other obligations. If we do not have sufficient funds, we may be required to refinance all or part of our existing debt, sell assets or borrow additional funds. We cannot guarantee that we will be able to do so on terms acceptable to us, if at all. In addition, the terms of existing or future debt agreements may restrict us from pursuing any of these alternatives.

  Our financial leverage may place burdens on our ability to comply with the terms of our debt and may restrict our ability to complete certain transactions.

        The indentures for our senior and subordinated notes and the agreement for our senior unsecured credit facility (our "Credit Facility") impose significant operating and financial restrictions on us. These restrictions limit our ability and the ability of our subsidiaries, among other things, to:

  •
  incur additional indebtedness or liens;

  •
  pay dividends or make other distributions;

  •
  repurchase our stock;

  •
  make investments (including investments in joint ventures); or

  •
  consolidate, merge or sell all or substantially all of our assets.

        In addition, the indentures for our 7% senior notes and the agreement for our Credit Facility require us to maintain a minimum consolidated tangible net worth and our Credit Facility requires us to maintain other specified financial ratios, including the amount and types of land, speculative housing and model homes that we may own at any given time. We cannot assure you that these covenants will not adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities. A breach of any of these covenants or our inability to maintain the required financial ratios could result in a default in respect of the related indebtedness. If a default occurs, the affected lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable.

  We may need to amend our existing debt instruments or raise new equity in order to fund our future operations.

        Although we recently amended our Credit Facility to give us more operational flexibility with respect to our debt covenants, if market conditions continue to deteriorate or continue for a significant period, we may be unable to comply with these covenants and may need to seek further amendments, waivers or forbearance, in respect of our Credit Facility, or may need to refinance the facility. We may also need to raise new equity to fund our business plan. There can be no assurance that we will be able to obtain any amendments, waivers or forbearance when, as and if needed, nor can there be any assurance that we would be able to raise new equity or find new lenders willing to refinance on terms acceptable to us, or at all. Any amended facilities could be on terms that are both more expensive and more restrictive than our current facility.

        We may also seek to increase our equity through the issuance of additional equity. Any issuance would dilute the interests of current stockholders, which could adversely affect our stock price.

  We may not be successful in integrating prior or future acquisitions.

        We may continue to consider growth or expansion of our operations in our current markets or in other areas of the country. Our expansion into new or existing markets could have a material adverse effect on our cash flows and/or profitability. The magnitude, timing and nature of any future expansion will depend on a number of factors, including suitable acquisition candidates, the negotiation of acceptable terms, our financial capabilities and general economic and business conditions. New acquisitions may result in the incurrence of additional debt. Acquisitions also involve numerous risks, including difficulties in the assimilation of the acquired company's operations, the incurrence of unanticipated liabilities or expenses, the diversion of management's attention from other business concerns, risks of entering markets in which we have limited or no direct experience and the potential loss of key employees of the acquired company. Our expansion into Reno and our acquisition of Colonial Homes in Ft. Myers were not successful due to the dramatic downturn in the homebuilding industry, and we are currently winding down operations in these markets.

  We are subject to extensive government regulations that could cause us to incur significant liabilities or restrict our business activities.

        Regulatory requirements could cause us to incur significant liabilities and costs and could restrict our business activities. We are subject to local, state and federal statutes and rules regulating certain developmental matters, as well as building and site design. We are subject to various fees and charges of government authorities designed to defray the cost of providing certain governmental services and improvements. We may be subject to additional costs and delays or may be precluded entirely from building projects because of "no-growth" or "slow-growth" initiatives, building permit ordinances, building moratoriums, or similar government regulations that could be imposed in the future due to health, safety, welfare or environmental concerns. We must also obtain licenses, permits and approvals from government agencies to engage in certain activities, the granting or receipt of which are beyond our control and could cause delays in our homebuilding projects.

        We are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. Environmental laws or permit restrictions may result in project delays, may cause substantial compliance and other costs and may prohibit or severely restrict development in certain environmentally sensitive regions or geographic areas. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials, such as lumber.

  Acts of war may seriously harm our business.

        Acts of war or any outbreak or escalation of hostilities between the United States and any foreign power, including the conflict with Iraq, may cause disruption to the economy, our company, our employees and our customers, which could impact our revenue, costs and expenses and financial condition.

  Our business may be negatively impacted by natural disasters.

        We have homebuilding operations in Texas, California and Florida. Some of our markets in Texas and Florida occasionally experience extreme weather conditions such as tornadoes and/or hurricanes. California has experienced a significant number of earthquakes, wildfires, flooding, landslides and other natural disasters in recent years. We do not insure against some of these risks. These occurrences could damage or destroy some of our homes under construction or our building lots, which may result in losses that exceed our insurance coverage. We could also suffer significant construction delays or substantial fluctuations in the pricing or availability of building materials. Any of these events could cause a decrease in our revenue, cash flows and earnings.

  This prospectus supplement includes forward-looking statements and there are a number of risks and uncertainties that could cause our actual results to differ materially from these forward-looking statements.

        In passing the Private Securities Litigation Reform Act of 1995 ("PSLRA"), Congress encouraged public companies to make "forward-looking statements" by creating a safe-harbor to protect companies from securities law liability in connection with forward-looking statements. We intend to qualify both our written and oral forward-looking statements for protection under the PSLRA.

        The words "believe," "expect," "anticipate," "forecast," "plan," "estimate," and "project" and similar expressions identify forward-looking statements, which speak only as of the date the statement was made. All statements we make other than statements of historical fact are forward-looking statements within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this prospectus supplement include statements concerning our belief that we are positioned, and that we will be able, to capitalize on opportunities when the market stabilizes; our belief that buyers will defer purchasing decisions until prices stabilize; our belief that cancellations will stabilize as prices and inventory stabilize; our plans or goals for unsold homes inventory reduction, lot supply reduction, generating positive cash flow and using it for debt reduction, as well as management's intention to operate conservatively, strengthen the balance sheet and improve liquidity to take advantage of future opportunities; management estimates regarding future impairments and joint venture exposure, including actions that we may pursue or that may result from defaults of indebtedness of certain joint ventures, whether certain guarantees relating to our joint ventures will be triggered and our belief that reimbursements due from lenders to our joint ventures will be repaid; expectations regarding our industry and our business in 2008; the significance of buyer confidence, home prices and sales, and a decrease in cancellations signaling a turnaround in the market; the demand for and the pricing of our homes; the growth potential of the markets we operate in; our land and lot acquisition strategy and our belief that we have land in desirable locations; demographic and other trends related to the homebuilding industry in general and our ability to capitalize on these trends; the future supply of housing inventory in our markets and the homebuilding industry in general; our expectation that existing letters of credit and performance and surety bonds will not be drawn on; the adequacy of our insurance coverage and warranty reserves; our ability to deliver existing backlog; the expected outcome of legal proceedings against us; the sufficiency of our capital resources to support our business strategy; our ability and willingness to acquire land under option or contract; the future impact of deferred tax assets or liabilities; the impact of new accounting pronouncements and changes in accounting estimates; our belief that sales prices, sales orders and gross margins may continue to decrease and that inventories may increase; our future cash needs; the viability of certain large land parcels we own or control; our future compliance with debt covenants and actions we may take with respect thereto; and actions we may take to amend our debt and/or raise equity capital and the availability of such capital on terms acceptable to us.

        Important factors currently known to management that could cause actual results to differ materially from those in forward-looking statements, and that could negatively affect our business are discussed in this prospectus supplement under the heading "Risk Factors."

        Forward-looking statements express expectations of future events. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties that could cause actual events or results to differ materially from those projected. Due to these inherent uncertainties, the investment community is urged not to place undue reliance on forward-looking statements. In addition, we undertake no obligations to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to projections over time. As a result of these and other factors, our stock and note prices may fluctuate dramatically.

USE OF PROCEEDS

        Our net proceeds from the sale of the 4,000,000 shares of our common stock offered in this offering will be approximately $77.5 million, after deducting the underwriters' discounts and commissions but before deducting the estimated expenses of this offering. If the underwriters' over-allotment option is exercised in full, the net proceeds will be approximately $89.1 million. We plan to use the proceeds received by us in this offering for working capital and general corporate purposes.

CAPITALIZATION

        The following table sets forth our cash and capitalization on an actual and adjusted basis as of December 31, 2007. As adjusted data takes into account the issuance and sale of the common stock offered by us pursuant to this prospectus supplement, the application of the estimated proceeds and the payment of related fees and expenses.

	As of December 31, 2007
	Actual	As Adjusted
	(unaudited, amounts in thousands, except share data)
Cash and cash equivalents	$27,677	$104,917

Total debt:
Senior unsecured credit facility[1]	82,000	82,000
7.731% senior subordinated notes due 2017	150,000	150,000
6.25% senior notes due 2015	348,746	348,746
7.0% senior notes due 2014	130,056	130,056
Other borrowings	19,073	19,073

Total debt	729,875	729,875
Total indebtedness, net of cash and cash equivalents	702,198	624,958

Stockholders' equity:
Common stock, par value $0.01 per share. Authorized 125,000,000 shares; issued 34,144,924 shares actual and 38,144,924 shares as adjusted at December 31, 2007	341	381
Additional paid-in capital	347,796	424,996
Retained earnings	570,789	570,789
Treasury stock at cost, 7,891,068 shares	(188,762)	(188,762)

Total stockholders' equity	730,164	807,404

Total capitalization	$1,460,039	$1,537,279

(1)
As of March 31, 2008, approximately $2 million was outstanding under our senior unsecured credit facility due to paydowns by us subsequent to December 31, 2007.

PRICE RANGE OF COMMON STOCK; DIVIDEND POLICY

        Our common stock is listed on the New York Stock Exchange under the symbol "MTH." The following table sets forth the high and low sales prices for transactions involving our common stock during each calendar quarter, as reported on the New York Stock Exchange Composite Tape.

	High	Low
2008:
Second Quarter (through April 17, 2008)	$24.49	$19.20
First Quarter	$21.30	$7.04
2007:
Fourth Quarter	$17.98	$12.00
Third Quarter	$26.97	$13.88
Second Quarter	$38.72	$26.54
First Quarter	$47.73	$30.66
2006:
Fourth Quarter	$51.11	$41.00
Third Quarter	$47.80	$34.44
Second Quarter	$68.34	$45.35
First Quarter	$67.91	$52.42

        On April 17, 2008 the last reported sale price of our common stock on the New York Stock Exchange was $20.89 per share. As of March 31, 2008, the number of beneficial holders of our common stock was approximately 7,000.

        We do not intend to declare dividends in the foreseeable future. We expect to retain earnings to finance the continuing development of our business. Future dividends, if any, will depend upon our financial condition, results of operations, capital requirements and compliance with debt covenants as well as other factors considered relevant by our board of directors. In addition, the agreements governing our outstanding debt limit out ability to pay dividends. Under certain circumstances, our Credit Facility may prohibit us from paying any dividends. See "Management Discussion and Analysis—Liquidity and Capital Resources."

SELECTED HISTORICAL FINANCIAL DATA

        The following table presents selected historical consolidated financial and operating data of Meritage Homes Corporation and subsidiaries as of and for each of the five years in the period ended December 31, 2007. The consolidated statement of operation the years ended December 31, 2007, 2006, 2005, 2004 and 2003 have been derived from Meritage Homes Corporation's audited consolidated financial statements. You should read this data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein and our consolidated financial statements and related notes contained in the annual, quarterly and other reports filed by us with the Securities and Exchange Commission, which we have incorporated by reference into this prospectus supplement. The data in the table includes the operations of Citation Homes, Colonial Homes and Greater Homes since their dates of acquisition, January 2004, February 2005 and September 2005, respectively.

	Historical Consolidated Financial Data Years Ended December 31,
	2007	2006	2005	2004	2003
	($ in thousands, except per share amounts)
Statement of Operations Data:
Total closing revenue	$2,343,594	$3,461,320	$3,001,102	$2,040,004	$1,471,001
Total cost of closings	(1,990,190)	(2,670,422)	(2,294,112)	(1,631,534)	(1,178,484)
Impairments	(340,358)	(78,268)

Gross profit	13,046	712,630	706,990	408,470	292,517
Commissions and other sales costs	(196,464)	(216,341)	(160,114)	(116,527)	(92,904)
General and administrative expenses	(106,161)	(164,477)	(124,979)	(79,257)	(53,929)
Goodwill related impairments	(130,490)	—	—	—	—
(Loss)/Earnings from unconsolidated entities, net[1]	(40,229)	20,364	18,337	2,788	1,743
Interest expense	(6,745)	—	—	—	—
Other income, net	10,561	11,833	7,468	9,284	4,033
Loss on extinguishment of debt	—	—	(31,477)	—	—

(Loss)/Earnings before income taxes	(456,482)	364,009	416,225	224,758	151,460
Benefit/(Provision for) income taxes	167,631	(138,655)	(160,560)	(85,790)	(57,054)

Net (loss)/earnings	$(288,851)	$225,354	$255,665	$138,968	$94,406

(Loss)/Earnings per common share:[2]
Basic	$(11.01)	$8.52	$9.48	$5.33	$3.62
Diluted	$(11.01)	$8.32	$8.88	$5.03	$3.42
Balance Sheet Data (December 31):
Real estate[3]	$1,267,879	$1,530,602	$1,390,803	$867,218	$678,011
Total assets[4]	$1,748,381	$2,170,525	$1,971,357	$1,265,394	$954,539
Senior notes, loans payable and other borrowings	$729,875	$733,276	$592,124	$471,415	$351,491
Total liabilities	$1,018,217	$1,163,693	$1,120,352	$742,839	$542,644
Stockholders' equity	$730,164	$1,006,832	$851,005	$522,555	$411,895
Cash Flow Data:
Cash (used in) provided by:
Operating activities	$(20,613)	$(21,964)	$72,243	$63,869	$(50,302)
Investing activities	$(9,677)	$(57,720)	$(247,427)	$(85,502)	$(35,812)
Financing activities	$1,257	$70,582	$193,120	$64,710	$84,313

(1)
Loss from unconsolidated entities in 2007 includes $57.9 million of joint venture investment impairments. Please refer to Notes 1 and 4 to our consolidated financial statements incorporated by reference herein.

(2)
2003 and 2004 amounts have been adjusted to reflect a 2-for-1 stock split in the form of a stock dividend that occurred in January 2005. There were no cash dividends paid during 2003 to 2007.

(3)
Includes real-estate impairments of approximately $340.4 million, $78.3 million, $0, $0 and $0 recorded during 2007, 2006, 2005, 2004 and 2003, respectively.

(4)
Includes goodwill of approximately $0, $129.7 million, $130.2 million, $91.5 million and $75.6 million at December 31, 2007, 2006, 2005, 2004 and 2003, respectively. Goodwill represents the excess of the purchase price of our acquisitions over the fair value of the assets acquired. During 2007, all of our goodwill was determined to be impaired and was written down in full. There were no such impairments in prior years.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Overview and Outlook

  Industry Conditions

        The industry continues to be challenged by the difficult homebuilding market downturn. Based on U. S. Census Bureau data, single family home starts in the United States dropped to their lowest level since 1991 and for 2007, there were fewer than 800,000 units sold, a 57% decrease from their annualized peak in January 2006. Although inventory of new homes available for sale at December 31, 2007 has dropped to below 500,000 units in the United States for the first time since late 2005, this balance still represents 9.6 months' supply. Demand for homes continues to be low due to the lack of consumer confidence and the reduced availability of mortgage financing as a result of the tightening of underwriting standards and a weakening of credit markets. Based on research conducted by Inside Mortgage Finance Publications, total mortgages originated in 2007 decreased approximately 18% from 2006, with decreases ranging from 30-70% for Alt A, subprime and ARM originations for the same time period.

        For us, as well as for the industry as a whole, excess new and existing home supply, including those homes available as a result of increased foreclosure activity, has led to increased competition and margin compression. We believe that home buyers are and will continue to defer purchasing decisions until they believe the price declines have reached bottom. Additionally, for those buyers motivated to take advantage of current competitive pricing conditions, the tightening of mortgage financing, as well as difficulty in selling their existing homes, are causing high cancellation rates and lower net orders. As the competitive pressures in the industry have increased, homebuilders have offered additional incentives and discounts, which has exacerbated the industry's performance.

  Summary Company Results for 2007

        Our results for the year ended December 31, 2007 reflect this deterioration in the homebuilding and credit industries over the past several quarters.

        Total home closing revenue was $2.3 billion for the year ended December 31, 2007, decreasing 32.2% from $3.4 billion for 2006 and 23.3% from $3.0 billion in 2005. We incurred a net loss for 2007 of ($288.9) million compared to earnings of $225.4 million in 2006 and $255.7 million in 2005. The net loss was primarily due to $130.5 million (pre-tax) of goodwill-related impairments and $398.3 million (pre-tax) of real estate-related impairments recorded in 2007. We incurred $78.3 million of real-estate impairments in 2006, and none in 2005. Additionally, lower average home prices from competitive pressures and the increased use of incentives over the last two years lowered gross margins generated on home closings to 1.1% in 2007, from 20.7% and 23.6%, respectively, in 2006 and 2005.

        At December 31, 2007, our backlog of approximately $670.0 million was down 44.2% from $1.2 billion at December 31, 2006. Our December 31, 2005 backlog was $2.2 billion. Fewer home sales, compounded by increased price concessions and incentives, were primarily responsible for these declines. Our average sales price for homes in backlog decreased from $341,200 at December 31, 2005 to $325,700 at December 31, 2006 and $292,800 at December 31, 2007. Our cancellation rate on sales orders was 37%, 35% and 24%, respectively, as a percentage of gross sales, for the years ended December 31, 2007, 2006 and 2005. We expect that cancellation rates will begin to stabilize as the excess supply of home inventory is absorbed and home prices return to normalized levels.

  Company Actions and Positioning

        In response to industry conditions, we are focusing on the following initiatives:

  •
  Consolidating overhead functions at our divisions to reduce our general and administrative cost;

  •
  Reducing unsold home inventory and significantly limiting construction of speculative homes;

  •
  Reducing our total lot supply by renegotiating or opting out of lot purchase and option contracts;

  •
  Reducing our inventory levels of unsold homes caused by late-stage cancellations by focusing our sales efforts on those homes;

  •
  Reducing direct construction costs by renegotiating with our subcontractors where possible;

  •
  Stopping or limiting spending for mid- to long-range land development projects;

  •
  Increasing sales and marketing efforts to generate additional traffic;

  •
  Monitoring our customer satisfaction scores and making improvements based on the results of these surveys; and

  •
  Reducing our debt levels and interest cost.

        In September 2007, we amended our senior unsecured credit facility, which we refer to as the "Credit Facility," which matures in 2011. Although the amendment permanently decreased our capacity under the Credit Facility from $850 million to $800 million, it allows for a reduction in the minimum interest coverage ratio, our most restrictive covenant, providing additional flexibility to sustain ourselves during the downturn and take advantage of opportunities as the industry emerges from its recession. During the fourth quarter of 2007, we paid down a substantial amount of the debt under our Credit Facility from cash generated by operations, reducing the outstanding balance from $234.5 million at September 30, 2007 to $82.0 million at December 31, 2007.

        Despite current market conditions, we believe we are positioned to weather the current homebuilding industry downturn, and to take advantage of opportunities if and when the market improves. Continuing population growth in our key regions, our supply of inventory of entitled land in desirable locations, and regulations that constrain the development of raw land in many of these key markets, favor our geographic position. Coupled with this strong inventory position, we believe that our product diversification, respected brands, solid balance sheet and management experience position us for future growth when the homebuilding market stabilizes.

Critical Accounting Policies

        We have established various accounting policies that govern the application of United States generally accepted accounting principles ("GAAP") in the preparation and presentation of our consolidated financial statements. Our significant accounting policies are described in Note 1 to our consolidated financial statements incorporated by reference herein. Certain of these policies involve significant judgments, assumptions and estimates by management that may have a material impact on the carrying value of certain assets and liabilities, and revenue and costs. We are subject to uncertainties such as the impact of future events, economic, environmental and political factors and changes in our business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of our financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Changes in estimates are revised when circumstances warrant. Such changes in estimates and refinements in methodologies are reflected in our reported results of operations and, if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. The judgments, assumptions and estimates we use and believe to be critical to our business are based on historical experience, knowledge of the accounts and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgments and assumptions we have made, actual results may differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the results of our operations, particularly as related to our ability to accurately estimate stock-based compensation, accruals, or impairments of real estate or goodwill that could result in charges, or income, in future periods, which relate to activities or transactions in a preceding period.

        The accounting policies that we deem most critical to us, and involve the most difficult, subjective or complex judgments, are as follows:

  Revenue Recognition

        In accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, Accounting for Sales of Real Estate, we recognize revenue from home sales when title passes to the homeowner, the homeowner's initial and continuing investment is adequate to demonstrate a commitment to pay for the home, the receivable, if any, from the homeowner is not subject to future subordination and we do not have a substantial continuing involvement with the sold home. These conditions are typically achieved when a home closes.

        Revenue from land sales is recognized when a significant down payment is received, the earnings process is relatively complete, title passes and collectibility of the receivable is reasonably assured.

  Real Estate

        Real estate is stated at cost unless the community is determined to be impaired, at which point the inventory is written down to fair value as required by the guidance of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Inventory includes the costs of land acquisition, land development and home construction, capitalized interest, real estate taxes and direct overhead costs incurred during development and home construction that benefit the entire community. Land and development costs are typically allocated to individual lots on a relative value basis. The costs of these lots are transferred to homes under construction when construction begins. Home construction costs are accumulated on a per-home basis. Cost of home closings includes the specific construction costs of the home and all related land acquisition, land development and other common costs (both incurred and estimated to be incurred) based upon the total number of homes expected to be closed in each community or phase. Any changes to the estimated total development costs of a community are allocated on a relative value basis to the remaining homes in the community. When a home closes, we may have incurred costs for goods and services that have not yet been paid. Therefore, an accrual to capture such obligations is recorded in connection with the home closing and charged directly to cost of sales.

        Typically, our building cycle ranges from four-to-five years, commencing with the acquisition of the entitled land and continuing through the land development phase and concluding with the sale, construction and closing of the homes. Actual community lives will vary, based on the size of the community and the associated absorption rates. Master-planned communities encompassing several phases and super-block land parcels may have significantly longer lives. Additionally, the current slow-down in the housing market has negatively impacted our sales pace, thereby also extending the lives of certain communities.

        In accordance with SFAS No. 144, land inventory and related real-estate assets are reviewed for recoverability when impairment indicators are present, as our inventory is considered "long-lived" in accordance with U.S. generally accepted accounting principles. SFAS No. 144 requires that impairment charges are to be recorded if the fair value of such assets is less than their carrying amounts. Our determination of fair value is based on projections and estimates. Changes in these expectations may lead to a change in the outcome of our impairment analysis. Our analysis is completed on a quarterly basis at community level; therefore, changes in local conditions may effect one or several of our communities. For those assets deemed to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

        Existing and continuing communities:    When projections for the remaining income expected to be earned from existing communities are no longer positive, the underlying real-estate assets are deemed not fully recoverable, and further analysis is performed to determine the required impairment. The fair value of the communities' assets is determined using various valuation techniques, including discounted cash flow models with impairments charged to cost of home closing in the period during which the fair value is less than the assets' carrying amount. Our key estimates in deriving fair value are (i) home selling prices in the community adjusted for current and expected sales discounts and incentives, (ii) costs related to the community—both land development and home construction—including costs spent to date and budgeted remaining costs to spend, (iii) projected absorption rates, reflecting any product mix change strategies implemented to stimulate the sales pace, and (iv) alternative land uses including disposition of all or a portion of the land owned. These assumptions vary widely across different communities and geographies and are largely dependent on local market conditions. Community-level factors that may impact our key estimates include:

  •
  the presence and significance of local competitors, including their offered product type and competitive actions;

  •
  economic and related conditions for the population of the surrounding community; and

  •
  desirability of the particular community, including unique amenities or other favorable or unfavorable attributes.

These local circumstances may significantly impact our assumptions and the resulting computation of fair value, and are, therefore, closely evaluated by our division personnel in their creation of discounted cash flow models. The models are also evaluated by regional and corporate personnel for consistency and integration, as decisions that affect pricing or absorption at one community may have resulting consequences for neighboring communities.

        Option deposits and pre-acquisition costs:    We also evaluate assets associated with future communities for impairments on a quarterly basis. Using similar techniques described in the existing communities section above, we determine if the contributions to be generated by our future communities are acceptable to us. If the projections indicate that the communities are still profitable and generating acceptable margins, the assets are determined to be fully recoverable and no impairments are required. In cases where we determine to abandon the project, we will fully impair all assets related to such project and will expense and accrue any additional costs that we are contractually obligated to incur. We may also elect to continue with a project that may not be generating an accounting profit due to expected future cash flow that may be generated or other factors. In such cases, we will impair our pre-acquisition costs and deposits, as necessary, to record an impairment to bring the book value to fair value.

        During 2007, we recorded $266.7 million of such impairment charges related to our home and land real estate inventories and real-estate-related joint venture investments. Additionally, we wrote off $131.6 million of deposits and pre-acquisition costs relating to projects that were no longer feasible. The impairment charges were based on our fair value calculations, which are affected by current market conditions, assumptions and expectations, all of which are highly subjective and may differ significantly from actual results if market conditions change.

  Goodwill

        We test goodwill for impairment annually or more frequently if an event occurs or circumstances change that may reduce the value of a reporting unit below its carrying value. For purposes of goodwill impairment testing, we compare the fair value of each reporting unit with its carrying amount, including goodwill. Our operations in each state are considered a reporting unit. The fair value of reporting units is determined using various valuation methodologies, including discounted future cash flow models and enterprise value computations. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered impaired. If goodwill is considered impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the goodwill exceeds implied fair value of that goodwill.

        Inherent in our fair value determinations are certain judgments and estimates, including projections of future cash flows, the discount rate reflecting the risk inherent in future cash flows, the interpretation of current economic indicators and market valuations and our strategic plans with regard to our operations. A change in these underlying assumptions may cause a change in the results of our analysis. In addition, to the extent that there are significant changes in market conditions or overall economic conditions or our strategic plans change, it is possible that our conclusion regarding goodwill impairment could change, which could have a material adverse effect on our financial position and results of operations.

        Our goodwill has been assigned to reporting units in different geographic locations. Therefore, potential goodwill impairment charges resulting from changes in local market and/or local economic conditions or changes in our strategic plans may be isolated to one or a few of our reporting units. However, a widespread decline in the homebuilding industry or a significant deterioration of general economic conditions could have a negative impact on the estimated fair value of several or all of our reporting units.

        During 2007, we estimated the fair value of our reporting units using various valuation techniques supported with a market based valuation of our company as a whole, and concluded that based upon external observable inputs, such as the recent declines in the price of our common stock and resulting decline of our market capitalization, the carrying value of our reporting units exceeded their fair value and therefore could not support any goodwill. As such, an impairment loss was probable and could be reasonably estimated for our reporting units. Based on these results, the goodwill balance was impaired $129.4 million in 2007, resulting in a full write-down of all of our remaining goodwill. There were no such impairments in 2006 or 2005. See Note 7 to our consolidated financial statements incorporated by reference herein for additional information.

  Warranty Reserves

        We use subcontractors for nearly all aspects of home construction. Although our contracts generally require subcontractors to repair and replace any product or labor defects, we are generally responsible for such repairs. As such, warranty reserves are recorded to cover potential costs for materials and labor as they relate to warranty-type claims expected to be incurred subsequent to the delivery of a home to the homeowner. Reserves are determined based on our and industry-wide historical data and trends with respect to product types and geographical areas.

        At December 31, 2007, our warranty reserve was $36.6 million, reflecting 0.8% to 1.5% of a home's sale price. A 10% increase in our warranty reserve rate would have increased our accrual and corresponding cost of sales by $2.3 million in 2007. While we believe that the warranty reserve is sufficient to cover our projected costs, there can be no assurances that historical data and trends will accurately predict our actual warranty costs. Furthermore, there can be no assurances that future economic or financial developments might not lead to a significant change in the reserve.

  Off-Balance Sheet Arrangements

        We invest in entities that acquire and develop land for sale to us in connection with our homebuilding operations or for sale to third parties. Our partners generally are unaffiliated homebuilders, land sellers and financial or other strategic partners.

        All of the unconsolidated entities through which we acquire and develop land are accounted for by the equity method of accounting because the criteria for consolidation set forth in FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R) have not been met. We record our investments in these entities in our consolidated balance sheets as "Investments in unconsolidated entities" and our pro rata share of the entities' earnings or losses in our consolidated statements of operations as "(Loss)/earnings from unconsolidated entities, net."

        We use our business judgment to determine if we are the primary beneficiary of, or have a controlling interest in, an unconsolidated entity. Factors considered in our determination include the profit/loss sharing terms of the entity, experience and financial condition of the other partners, voting rights, involvement in day-to-day capital and operating decisions and continuing involvement.

        As of December 31, 2007, we believe that the equity method of accounting is appropriate for our investments in unconsolidated entities where we are not the primary beneficiary, we do not have a controlling interest, and our ownership interest exceeds 20%. At December 31, 2007, our equity investments of $26.6 million related to unconsolidated entities with total assets of $690.1 million and total liabilities of $496.8 million. See Note 4 to our consolidated financial statements incorporated by reference herein for additional information related to these investments.

        We also enter into option or purchase agreements to acquire land or lots, for which we generally pay non-refundable deposits. We analyze these agreements under FIN 46R to determine whether we are the primary beneficiary of the variable interest entity ("VIE"), if applicable, using a model developed by management. If we are deemed to be the primary beneficiary of the VIE, we will consolidate the VIE in our consolidated financial statements. See Note 3 to our consolidated financial statements incorporated by reference herein for additional information related to our off-balance sheet arrangements. In cases where we are the primary beneficiary, we consolidate these purchase/option agreements and reflect such assets and liabilities as "Real estate not owned" in our consolidated balance sheets. The liabilities related to consolidated VIEs do not impact our debt covenant calculations.

  Valuation of Deferred Tax Assets

        We account for income taxes using the asset and liability method, which requires that deferred tax assets and liabilities be recognized based on future tax consequences of both temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period when the changes are enacted.

        SFAS No. 109, Accounting for Income Taxes, requires a reduction of the carrying amounts of deferred tax assets by a valuation allowance, if based on the evidence available, it is more-likely-than-not that such assets will not be realized. In making the assessment under the more-likely-than-not standard, appropriate consideration must be given to all positive and negative evidence related to the realization of the deferred tax assets. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods by jurisdiction, unitary versus stand alone state tax filings, the company's experience with loss carryforwards not expiring unutilized, and all tax planning alternatives that may be available.

        In making the determination of whether we are in a cumulative loss position under SFAS No. 109, we use a four-year measurement period and base the determination on net income or loss before income taxes for the current and prior three years.

        At December 31, 2007, our net deferred tax asset was $139.1 million of which $10.0 million related to the net state deferred tax asset after a valuation allowance of $8.5 million, and $96.6 million related to impairments on real estate, which are realized for tax purposes as the real estate is sold or abandoned. We believe it is more-likely-than-not that the net federal deferred tax asset of

$129.1 million will be fully realized and does not require a valuation allowance. In this regard, we expect to dispose of or sell a significant amount of real estate in 2008 that has been impaired and to carry back any resulting losses to offset our profits from 2006. For tax purposes, we may carry forward losses for 20 years and apply against future earnings to realize our tax assets. Accounting rules require a valuation allowance to be recorded against these assets if there is strong negative evidence such as the company being in a cumulative loss position over a specified measurement period, which we have determined to be a four-year period for Meritage. As of December 31, 2007, we were not in a cumulative loss position. However, we will continue to review our deferred tax assets and cumulative position and will record valuation allowances, if necessary, when conditions indicate that it is warranted. At the state level, a valuation allowance was determined to be necessary due to the magnitude of loss in non-unitary states, no carry back of loss being allowed at the state level, and shorter carry forward periods in a few of the states where we are doing business.

  Share-Based Payments

        We have stock options and restricted common stock ("nonvested shares") outstanding under two stock compensation plans. Per the terms of these plans, the exercise price of our stock options may not be less than the closing market value of our common stock on the date of the grant. Additionally, no options granted under the plans may be exercised within one year from the date of the grant. Thereafter, exercises are permitted in pre-determined installments based upon a vesting schedule established at the time of grant. Each stock option expires on a date determined at the time of the grant, but not to exceed seven years from the date of the grant.

        Prior to January 1, 2006, we accounted for stock option awards granted under our compensation plans in accordance with the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation. Share-based employee compensation expense was not recognized in our consolidated statements of earnings prior to January 1, 2006, as our stock options had an exercise price equal to or greater than the market value of our common stock on the date of the grant and therefore, no intrinsic value. On January 1, 2006, we adopted the provisions of SFAS No. 123 (revised 2004), Share- Based Payment, ("SFAS No. 123R") using the modified-prospective-transition method. Under this transition method, our compensation expense recorded since January 1, 2006 includes both charges related to the vesting of options and restricted stock granted since the adoption of SFAS No. 123R as well as compensation cost related to the unvested portions of options granted prior to January 1, 2006. For all compensation cost recorded, fair value of the options was determined using the provisions of SFAS No. 123R. In accordance with the modified-prospective-transition method, results for prior periods have not been restated.

        The calculation of employee compensation expense involves estimates that require management judgments. These estimates include determining the value of each of our stock options on the date of grant using a Black-Scholes option-pricing model discussed in Note 9 in the accompanying consolidated financial statements. The fair value of our stock options, which typically vest ratably over a five-year period, is expensed on a straight-line basis over the vesting life of the options. Expected volatility is based on a composite of historical volatility of our stock and implied volatility from our traded options. The risk-free rate for periods within the contractual life of the stock option award is based on the rate of a zero-coupon Treasury bond on the date the stock option is granted with a maturity equal to the expected term of the stock option. We use historical data to estimate stock option exercises and forfeitures within our valuation model. The expected life of our stock option awards is derived from historical experience under our share-based payment plans and represents the period of time that we expect our stock options to be outstanding.

Home Closing Revenue, Home Orders and Order Backlog—Segment Analysis

        The tables provided below show operating and financial data regarding our homebuilding activities (dollars in thousands).

	Years Ended December 31,
	2007	2006	2005
Home Closing Revenue
Total
Dollars	$2,334,141	$3,444,286	$2,996,946
Homes closed	7,687	10,487	9,406
Average sales price	$303.6	$328.4	$318.6
West Region
California
Dollars	$421,220	$820,583	$947,228
Homes closed	908	1,471	1,627
Average sales price	$463.9	$557.8	$582.2
Nevada
Dollars	$88,837	$244,343	$201,907
Homes closed	261	620	541
Average sales price	$340.4	$394.1	$373.2
West Region Totals
Dollars	$510,057	$1,064,926	$1,149,135
Homes closed	1,169	2,091	2,168
Average sales price	$436.3	$509.3	$530.0
Central Region
Arizona
Dollars	$567,888	$1,102,662	$873,137
Homes closed	1,718	3,355	3,122
Average sales price	$330.6	$328.7	$279.7
Texas
Dollars	$1,043,160	$996,739	$787,204
Homes closed	4,164	4,263	3,576
Average sales price	$250.5	$233.8	$220.1
Colorado
Dollars	$60,069	$40,875	$2,809
Homes closed	160	112	8
Average sales price	$375.4	$365.0	$351.1
Central Region Totals
Dollars	$1,671,117	$2,140,276	$1,663,150
Homes closed	6,042	7,730	6,706
Average sales price	$276.6	$276.9	$248.0
East Region
Florida
Dollars	$152,967	$239,084	$184,661
Homes closed	476	666	532
Average sales price	$321.4	$359.0	$347.1

	Years Ended December 31,
	2007	2006	2005
Home Orders
Total
Dollars	$1,804,065	$2,462,747	$3,580,855
Homes ordered	6,290	7,778	10,571
Average sales price	$286.8	$316.6	$338.7
West Region
California
Dollars	$372,936	$529,435	$976,921
Homes ordered	846	983	1,646
Average sales price	$440.8	$538.6	$593.5
Nevada
Dollars	$85,772	$139,668	$249,104
Homes ordered	268	328	653
Average sales price	$320.0	$425.8	$381.5
West Region Totals
Dollars	$458,708	$669,103	$1,226,025
Homes ordered	1,114	1,311	2,299
Average sales price	$411.8	$510.4	$533.3
Central Region
Arizona
Dollars	$341,140	$611,266	$1,174,452
Homes ordered	1,203	1,833	3,558
Average sales price	$283.6	$333.5	$330.1
Texas
Dollars	$845,348	$1,069,437	$983,579
Homes ordered	3,427	4,299	4,264
Average sales price	$246.7	$248.8	$230.7
Colorado
Dollars	$59,423	$47,836	$14,631
Homes ordered	168	125	40
Average sales price	$353.7	$382.7	$365.8
Central Region Totals
Dollars	$1,245,911	$1,728,539	$2,172,662
Homes ordered	4,798	6,257	7,862
Average sales price	$259.7	$276.3	$276.3
East Region
Florida
Dollars	$99,446	$65,105	$182,168
Homes ordered	378	210	410
Average sales price	$263.1	$310.0	$444.3

	At December 31,
	2007	2006	2005
Order Backlog
Total
Dollars	$669,985	$1,200,061	$2,181,600
Homes in backlog	2,288	3,685	6,394
Average sales price	$292.8	$325.7	$341.2
West Region
California
Dollars	$81,532	$129,816	$420,964
Homes in backlog	164	226	714
Average sales price	$497.1	$574.4	$589.6
Nevada
Dollars	$18,660	$21,725	$126,400
Homes in backlog	64	57	349
Average sales price	$291.6	$381.1	$362.2
West Region Totals
Dollars	$100,192	$151,541	$547,364
Homes in backlog	228	283	1,063
Average sales price	$439.4	$535.5	$514.9
Central Region
Arizona
Dollars	$120,558	$347,306	$838,702
Homes in backlog	390	905	2,427
Average sales price	$309.1	$383.8	$345.6
Texas
Dollars	$384,351	$582,163	$509,465
Homes in backlog	1,472	2,209	2,173
Average sales price	$261.1	$263.5	$234.5
Colorado
Dollars	$18,137	$18,783	$11,822
Homes in backlog	53	45	32
Average sales price	$342.2	$417.4	$369.4
Central Region Totals
Dollars	$523,046	$948,252	$1,359,989
Homes in backlog	1,915	3,159	4,632
Average sales price	$273.1	$300.2	$293.6
East Region
Florida
Dollars	$46,747	$100,268	$274,247
Homes in backlog	145	243	699
Average sales price	$322.4	$412.6	$392.3

  Home Closing Revenue.

        Companywide.    Home closing revenue decreased 32% to $2.3 billion in 2007, as compared to our Company record revenue of $3.4 billion in 2006. The sharp decline in the homebuilding market throughout late 2006 and 2007 translated to a 2,800 unit decrease in home closings and an 8% decrease in average sales price in 2007 as compared to 2006. These decreases reflect our higher cancellations, resulting in lower net sales, as well as the increased use of discounts and incentives, which further impacted our sales prices.

        Home closing revenue increased 15% to a Company record of $3.4 billion in 2006 from $3.0 billion in 2005. The factor primarily leading to this increase was the strong demand and pricing power relating to 2005 sales orders, which were realized in the 2006 closings. Average selling prices on homes closed rose 3% from 2005 to 2006 and we benefited from an 11% increase in the number of homes closed in 2006 to 10,487 from 9,406 in 2005.

        West.    The continued deterioration of the homebuilding market was most evident in our West Region, which experienced a dramatic market correction from the peak of the market up-cycle in 2005. Although our cancellation rate in 2007 for the Region of 36% as a percent of gross sales slightly improved from the rate in 2006 (39%) and the Companywide average of 37%, the slower closing volumes and increased use of incentives led to a 49% decrease in closing revenue to $421.2 million for California in 2007. The difficult market conditions are also evident in the decrease in California's home closing volume of 38%, and the decrease in average sales price of $93,900 per home in 2007, as compared to 2006.

        In 2006, the West Region experienced a 7% revenue decline. As some markets in the western United States were first to feel the impacts of the downturn in the housing markets, closings in 2006 in both dollars and volume reflected our reduced pricing power and high cancellations, particularly in California. The 13% decrease in California home closing revenue to $820.6 million in 2006 compared to $947.2 million in 2005 reflects a 10% decrease in the number of homes closed and a 4% decrease in the average selling price of homes closed. In Nevada, strong sales performance in early 2006 resulted in the number of homes closed increasing 15% in 2006, producing home closing revenue of $244.3 million, an increase of 21% compared to 2005.

        Central.    In 2007, the declines in Arizona were partially offset by the increased results in Texas and Colorado. Arizona's $534.8 million decrease in home closings reflects the current oversupply of homes inventory in the local market as well as the inability of move-up buyers to sell their existing homes or willingness to commit to a new home purchase as they are not yet comfortable that the market has reached a bottom. Texas has experienced an increase in closing revenue of 5%, due to an increase in average sales price, partially offset by closed units decreasing only 99 homes to 4,164, in 2007 as compared to 2006, primarily due to a strong backlog and relative stability in sales volumes during 2007. Colorado has also increased its closings to 160 units at an average price of $375,400 in 2007 versus 112 units and $365,000 average sales price in 2006 as it ramps up its startup operations from 2006.

        In 2006, sales mix and strong 2005 orders were the primary drivers behind the overall increased results in the Central Region. Home closing revenue increased $477.1 million to $2.1 billion as compared to $1.7 billion in 2005. Both Arizona and Texas had a year of record closings in 2006, with 3,355 and 4,263 homes closed, respectively, increases of 7% and 19% over 2005. Additionally, average sales price increases of 18% and 6%, respectively, in Arizona and Texas in 2006 as compared to 2005 further contributed to the year's strong performance.

        East.    During 2007, we began to wind down our Ft. Myers operations, which was the primary cause of the $86.1 million reduction in home revenues and 190 unit reduction in closings in 2007 as compared to 2006. Additionally, the average sales price in Orlando (our other Florida market) is traditionally lower than in Ft. Myers, which, combined with the additional use of discounts, resulted in a 10% decrease in average sales price in 2007 versus 2006.

        During 2006, we closed 666 homes, generating revenue of $239.1 million. The 29% increase in revenue is due to both increased volume and the higher average sales price of $359,000 as compared to $347,100 in 2005, although 2005 activity only reflects closings since the date of the respective Florida acquisitions.

  Home Orders.

        Companywide.    Home orders for any period represent the aggregate sales price of all homes ordered by customers, net of cancellations. We do not include orders contingent upon the sale of a customer's existing home as a sales contract until the contingency is removed. Throughout 2007, the uncertainty in the market was evident through (1) lower sales volume, which was further exacerbated by high cancellation rates driven by consumer uncertainty and (2) lower sales prices, generated by increase in incentives and discounts in an attempt to find the local market's niche.

        In 2007, we sold 6,290 homes as compared to 7,778 in the prior year, with a 9% decrease in average sales price to $286,800. Our 2007 cancellation rate, as a percentage of gross sales, was 37%, compared to 35% in 2006, 24% in 2005 and our historical average of 20% to 25%.

        In 2006, we took home orders for 7,778 homes, a decrease of 26% compared to the 10,571 home orders in 2005 primarily due to the decline in demand in many of our homebuilding markets, partially offset by home sales at new communities, which increased by 16% to 213 actively selling communities at December 31, 2006.

        West.    Our West Region continues to be the most impacted by the homebuilding downcycle. Consumer confidence in California and Nevada is still low, and homeowners are hesitant to commit to a home purchase until they feel that their new home will not lose value. Additionally, sub-prime market failures and resulting tighter underwriting standards are also making it more difficult for buyers to qualify for mortgages to purchase their new home and for move-up buyers to sell their existing homes. All of these factors contributed to the $210.4 million decline in sales volume to $458.7 million in 2007 as compared to $669.1 million in 2006, with 197 fewer homes and a 19% lower average sales price.

        Our West Region posted significantly weaker order volume in 2006, decreasing 45% in the value of home orders, with our fourth quarter order value for this region also falling 45%, reflecting the continued slowing from the unusually robust sales pace seen in previous years in these markets.

        Central.    The Central Region experienced a $482.6 million decline to $1.2 billion of sales in 2007 as compared to $1.7 billion in 2006. This decline is primarily due to $270.1 million and 630 unit decline in Arizona and a $224.1 million and 872 unit decline in Texas in 2007 versus 2006. Although Texas has been experiencing recent declines in sales volume and average selling prices, as it did not participate in the market upcycle in recent years, its overall decreases have been relatively minimal to date.

        In 2006, a weaker housing market in Arizona contributed to a 48% decrease in the value of home orders in Arizona. While average sales price per home held steady due to changes in sales mix offsetting price decreases, the number of home orders declined 1,605 to 6,257 for the Region, reflecting the deterioration in the local market from the strong demand a year earlier. In Texas, despite a very competitive market, we experienced moderate demand in all of our markets and received orders for 4,299 homes valued at $1.1 billion in 2006, increases of 1% and 9%, respectively, compared to 4,264 home orders with a value of $983.6 million in 2005. Additionally, the Central Region increased its number of actively-selling communities to 169 as of December 31, 2006, as compared to 146 a year ago, also offsetting slower sales and high cancellations.

        East.    Our 2007 sales volume increased by 168 homes to $99.4 million as compared to $65.1 million in 2006. The increase is mainly due to improved performance in our Central Florida operations, which opened three new communities during the year. We also had slightly positive sales volumes in Ft. Myers as compared to negative full-year sales units and dollars in 2006.

        In 2006, the number of home sales in Florida decreased by 200 orders to 210 units worth $65.1 million, a 49% and 64% decrease over 2005. This decrease is due to the extremely difficult market conditions in Ft. Myers/Naples, where demand and pricing power have declined at a faster pace than the rest of the nation.

  Order Backlog.

        Companywide.    Our backlog represents net sales contracts that have not closed. As discussed, the homebuilding downturn and resulting decreasing pricing power, higher cancellation rates and the 2007 closing all contributed to a 44% or $530.1 million decrease in our 2007 backlog to $670.0 million as compared to $1.2 billion in 2006. The decrease is attributed to both the lower volume of backlog homes to 2,288 units in 2007 versus 3,685 units in 2006 and the lower average sales prices of $292,800 in 2007, a 10% decrease from 2006.

        Our backlog was $1.2 billion at December 31, 2006, a decrease of 45% compared to $2.2 billion at December 31, 2005 and was comprised of 3,685 homes, a 42% decrease compared to December 31, 2005. Our homes in backlog at December 31, 2006 reflect an average sales price of $325,700, a decrease of 5% compared to $341,200 at the same time a year ago. These decreases are primarily the result of declining housing markets in many of our markets, as reflected by decreased pricing power and higher cancellation rates, coupled with record closings in 2006.

        West.    As noted previously, our West Region's poor sales volumes and weak local homebuilding markets translated to a 34% or $51.3 million decrease in backlog dollars to $100.2 million as of December 31, 2007. The homebuilding market continues to be very challenging in California and Nevada, and we do not anticipate relief in the current market conditions until the existing supply of new and existing home inventory is absorbed.

        In 2006, the West Region experienced a 72% decrease in dollar backlog as compared to 2005. In California, we had a decrease in the dollar value of backlog of 69%, reflecting weaker demand in the fourth quarter, while Nevada's 57 backlog units represent an 84% decrease over the prior year. High cancellation rates were a primary factor causing the reduced backlog.

        Central.    The Central Region backlog decreased 1,244 units and $425.2 million to 1,915 units and $523.0 million at December 31, 2007 as compared to the prior year. The decrease is primarily due to unit declines of 737 and 515 from 2006 to 2007 in Texas and Arizona, respectively, as well as decreases in average sales price, mostly from the 20% decrease in average sales price in Arizona during the period.

        As of December 31, 2006, the Central Region had 3,159 homes in backlog, a decrease of 32% over 2005. In Arizona, the number of homes in backlog decreased 63% and the value of those homes decreased 59%. These results were partially offset by Texas, where homes in backlog increased 2% to 2,209 from 2,173 at December 31, 2005 with an increase of 14% in value to $582.2 million.

        East.    Backlog at December 31, 2007 was $46.7 million and 145 homes, 53% and 40% decreases from 2006, respectively. As mentioned above, the wind-down of operations in Ft. Myers, coupled with modest decreases in the rest of Florida, were the primary cause for these declines.

        We ended 2006 with 243 homes in backlog in Florida with a value of $100.3 million, decreases of 65% and 63%, respectively, from 2005. The poor homebuilding market conditions and high cancellation rates, particularly in Ft. Myers/Naples, were the main cause for these declines.

Other Operating Information

	Years Ended December 31,
	2007	2006	2005
	($ in thousands)
Home Closing Gross (Loss)/Profit
West
Home closing gross (loss)/profit	$(162,141)	$198,890	$319,759
Percent of home closing revenue	(31.8)%	18.7%	27.8%
Central
Home closing gross profit	$219,986	$486,780	$348,998
Percent of home closing revenue	13.2%	22.7%	21.0%
East
Home closing gross (loss)/profit	$(32,710)	$26,318	$37,696
Percent of home closing revenue	(21.4)%	11.0%	20.4%
Total
Home closing gross profit	$25,135	$711,988	$706,453
Percent of home closing revenue	1.1%	20.7%	23.6%

  Home Closing Gross Profit.

        Companywide.    Home closing gross profit represents home closing revenue less cost of home closings, including impairments. Cost of home closings include land and lot development costs, direct home construction costs, an allocation of common community costs (such as model complex costs and architectural, legal and zoning costs), interest, sales tax, impact fees, warranty, construction overhead and closing costs.

        Home closing gross profit percentage decreased to 1.1% in 2007 as compared to 20.7% in 2006, primarily as a result of real estate-related impairments. The gross margins of 2006 were comprised of home closings generated by sales in mid to late 2005 and early 2006 during the homebuilding market boom and therefore, were less impacted by the homebuilding cycle downturn, although they do include some real-estate related impairments.

        Home closing gross profit for 2007 of $25.1 million includes $327.2 million related to real estate-related impairments. In 2006, we recorded $78.3 million of such impairments. These impairments were recorded as part of our quarterly review of the fair value of our real estate assets and the determination that the acquisition of certain properties under contract was no longer economically viable. Excluding these charges, gross margins were $352.4 million, or 15.1% for 2007, and $790.3 million, or 22.9% in 2006. Going forward, we believe that as prices continue to reflect the current state of the homebuilding industry, our margins will remain at levels lower than the historically high levels experienced during the last two years. In addition, home closings in communities that have been previously impaired, which have sub-standard margins, will continue to negatively impact our average gross margin percentages. In recent quarters, we have also increased the number, type and amount of incentives we offer, as reflected by lower average sales prices in our backlog. The types of incentives we offer vary from market to market, community to community and model to model and may include a discount on home price, free or discounted upgrades and options, and the payment of a portion of the buyer's closing costs. Continuing incentives, which impact sales prices, can also be expected to have an adverse effect on our gross and net margins over the next several quarters.

        Our 2006 Companywide gross profit of 20.7% is 290 basis points below our 2005 gross profit of 23.6%. Our 2006 gross profit included real estate inventory impairments and write-offs of option deposits and pre-acquisition costs of $78.3 million, which is 2.3% of total home closing revenue.

Excluding such charges, our 2006 and 2005 margins are relatively comparable as many of the 2006 closings reflect the favorable pricing conditions of 2005, when many of these homes were sold.

        West.    Our West Region experienced a significant drop in home closing gross profit to a gross loss of $162.1 million for 2007, due to real estate-related impairments and the continuing trends of lower average sales price of closed homes driven by weak demand, as previously discussed. Gross profit was $198.9 million in 2006, a difference of $361.0 million. The Region recorded $197.9 million and $36.9 million of real estate-related impairments for 2007 and 2006, respectively, which impacted home closing gross margins. Excluding these impairments, gross margin would have been 7.0% and 22.1% for the same periods.

        For 2006, home closing gross profit decreased 910 basis points over 2005 to 18.7%. The 2006 margins reflect our declining pricing power and increased use of incentives in 2006, coupled with home construction costs holding steady when compared to the robust homebuilding environment of 2005. Margins in 2006 were further impacted by inventory impairments and write-downs of options and pre-acquisition costs. The West Region recorded $36.9 million of impairment and write-downs, reducing the gross profit margin by 3.5%.

        Central.    The Central Region's 13.2% home closing gross profit for 2007 decreased 950 basis points, as compared to 22.7% in 2006. Despite these decreases, margins in this Region remained positive due to the minimal impairments recorded in Texas. The decrease is attributed to both the decrease in pricing power in Arizona, as well as the shift in the Region's mix to Texas closings, as Texas, which has historically had lower home gross margins, continues to become a more significant portion of the Region's, and of the Company's, total sales and closings. We expect to have lower gross margins throughout 2008. The Central Region also recorded $77.0 million of real estate-related impairments that impacted home closing gross margins in 2007, compared to $13.7 million in 2006. The impairment charges reduced gross margin by 461 and 60 basis points in 2007 and 2006, respectively.

        The Central Region experienced a 170 basis point increase in gross profit percentage in 2006 to 22.7% as compared to 2005. This increase is due primarily to the mix of homes sold in Arizona, with higher margin communities contributing a larger percentage of the sales. The Central Region also recorded $13.7 million of impairments and write-downs as discussed above.

        East.    This Region, like the West, experienced a home closing gross loss when compared to a year ago, with a gross loss of $32.7 million for the year ended December 31, 2007 as compared to gross profit of $26.3 million for the prior year. The home closing gross losses are due to $52.3 million of real estate-related impairments during 2007. The impairment charges in the prior year were $27.7 million. Excluding these impairments, gross margin would have been 12.8% and 22.6% for the Region for 2007 and 2006, respectively. The gross margins in 2007 were also impacted by the difficult market conditions experienced in Ft. Myers/Naples.

        The East Region had home closing profit of 11.0% during 2006. The 940 basis point decline is due to both the inventory impairments recorded during 2006, as well as the weakened homebuilding market, particularly in Ft. Myers/Naples, where significant price concessions and sales incentives were utilized in order to remain competitive in the local market. Total impairments and write-downs aggregated to $27.7 million during 2006, 11.6% of the Region's home closing revenue for the year.

	Years Ended December 31,
	2007	2006	2005
	($ in thousands)
Commissions and Other Sales Costs
Dollars	$196,464	$216,341	$160,114
Percent of home closing revenue	8.4%	6.3%	5.3%
General and Administrative Expenses
Dollars	$106,161	$164,477	$124,979
Percent of total closing revenue	4.5%	4.8%	4.2%
(Benefit)/Provision for Income Taxes
Dollars	$(167,631)	$138,655	$160,560
Percent of earnings before provision for income taxes	(36.7)%	38.1%	38.6%

  Commissions and Other Sales Costs.

        Commissions and other sales costs, such as advertising and sales office expenses, as a percentage of home closing revenue, increased to 8.4% for 2007 from 6.3% for 2006. These increases are primarily the result of a 100 basis point increase in our commission costs as a percentage of closing revenue due to the larger number of homes sold with the participation of outside commissioned sales agents. This increase also reflects additional costs incurred for increased sales and marketing efforts across our markets, as well as a larger number of model homes resulting primarily from a 3% increase in community count to 220 at December 31, 2007 versus 213 at December 31, 2006.

        Commissions and other sales costs, such as advertising and sales office expenses, increased as a percent of home closing revenue to 6.3% in 2006 from 5.3% in 2005. This increase was primarily due to the weakened housing markets, which resulted in the increased involvement of external real estate agents who are paid a higher commission than our internal sales force, and additional sales and marketing efforts targeted at improving our competitiveness in this challenging market.

  General and Administrative Expenses.

        General and administrative expenses represent corporate and divisional overhead expenses such as salaries and bonuses, occupancy, insurance and travel expenses. General and administrative expenses as a percentage of total revenue decreased to 4.5% in 2007 to $106.2 million as compared to 4.8% in 2006. Our 2007 balance includes $10.9 million related to tender offer costs associated with the cancellation of certain employee and director stock options, and $3.1 million of severance and related costs. The 2006 balance includes $13.4 million of severance costs, primarily from the resignation of our former Co-CEO. Excluding these charges, our general and administrative expenses were 3.9% and 4.4% of total revenue for 2007 and 2006, respectively. The current year's general and administrative costs reflect our concentrated efforts to control overhead expenses, a $58.3 million reduction in dollars of administrative expenses in 2007 as compared to 2006. The reductions are mostly due to lower salaries and compensation expense resulting from decreases in employee head count and other cost-cutting measures.

        General and administrative expenses increased to 4.8% of total revenue in 2006 from 4.2% in 2005. The increase is primarily attributed to $24.9 million (pre-tax) of charges related to severance costs and stock-based compensation due to the adoption of SFAS No. 123R, which contributed an additional 72 basis points. During 2005 we completed two acquisitions in Florida. These acquisitions, along with our growth in our existing markets, necessitated an expansion of our corporate infrastructure capabilities, such as accounting, internal audit, human resources, legal and information technology to prudently manage the growth of the Company.

  Loss on Extinguishment of Debt.

        In 2005, we incurred a $31.5 million loss on extinguishment of debt relating to our 2005 bond refinancing, the proceeds of which were used to repurchase pursuant to a tender offer and consent solicitation approximately $276.8 million of our outstanding 9.75% senior notes due 2011.

  Income Taxes.

        Our overall effective tax rate was 36.7% for 2007, compared to 38.1% for 2006. This change in our effective tax rate during 2007 compared to 2006 was attributable to a current year decrease in the allowable tax deduction for domestic manufacturing, a reduction adjustment made to a prior year domestic manufacturing deduction due to the carry back of our current federal pre-tax loss, decreases in unrecognized tax benefits, and decreases in state tax benefits for the current year due to the valuation allowance against state deferred tax assets.

        Income taxes decreased to $138.7 million in 2006 from $160.6 million in 2005. As a percent of pre-tax earnings, taxes were 38.1% in 2006, down from 38.6% in 2005. The slight decrease in 2006 is primarily attributed to an increase in the deduction related to qualified production activities provided by the American Jobs Creation Act of 2004, a reduction in the amount of non-deductible executive incentive compensation, and the impact of incentive stock options under SFAS No. 123R, which was implemented at the beginning of 2006.

Goodwill and Related Impairments

        In 2007, we wrote off $130.5 million of our goodwill and related intangible assets as a result of the weakened homebuilding market and accounting valuation techniques that incorporate the declining stock prices in deriving the fair values of our reporting units. These charges resulted in a complete write-down of all of our remaining goodwill.

Liquidity and Capital Resources

        Our principal uses of capital in 2007 were operating expenses, lot development, home construction, income taxes, investments in joint ventures, land and property purchases, and the payment of various liabilities. We use a combination of borrowings and funds generated by operations to meet our short-term working capital requirements. Cash flows for each of our communities depend on the status of the development cycle, and can differ substantially from reported earnings. Early stages of development or expansion require significant cash outlays for land acquisitions, plat and other approvals, and construction of model homes, roads, utilities, general landscaping and other amenities. Because these costs are a component of our inventory and are not recognized in our statement of operations until a home closes, we incur significant cash outflows prior to recognition of earnings. In the later stages of a community, cash inflows may significantly exceed earnings reported for financial statement purposes, as the cost associated with home and land construction has been previously incurred.

        We believe that we have strict controls and a defined strategy for companywide cash management, particularly as related to cash outlays for land and inventory development. Although we had $20.6 million of cash used by operating activities for full year 2007, we generated over $145 million of positive operating cash flows in the second half of 2007, demonstrating our strict adherence to our tight cash control procedures, particularly in light of current market conditions. The negative cash flow in the first half of 2007 was primarily due to lot inventory purchases and unsold inventory construction and carry costs.

        We amended our Credit Facility in September 2007. This amendment provided covenant relief under our interest coverage ratio, our most restrictive covenant, creating additional flexibility to weather these difficult financial times. However, the amendment also permanently decreased our capacity under the Credit Facility, which expires in 2011, to $800 million, from $850 million. If we continue to experience the continuing declines throughout our industry, we may not have sufficient liquidity under our Credit Facility. Additionally, if our financial condition deteriorates due to a worsening in the homebuilding industry or other factors, we may continue to be challenged to meet our covenants and we may be required to further modify the facility and assess the viability of other methods of raising equity and/or debt capital. Our goal is to have adequate liquidity during the current market decline and emerge with enough resources to take advantage of opportunities when the market turnaround begins. There can be no assurances, however, that if needed, we will be able to obtain such modifications or raise such capital on terms that are acceptable to us, or at all.

  Unsecured Revolving Credit Facility

        In September 2007, we amended our Credit Facility to (i) reduce the total facility size to $800 million from $850 million, (ii) modify the applicable interest rate by 20.0 to 27.5 basis points, depending upon our Leverage Ratio (as defined), (iii) reduce the minimum Interest Coverage Ratio (as defined) for a period of up to nine consecutive quarters (the beginning quarter of which is chosen by us but commencing no later that the second fiscal quarter of 2008) below 2.00 to 1.00 interest coverage ("Reduced Interest Coverage Period"), and (iv) to further reduce the minimum Interest Coverage Ratio for a period of up to three consecutive quarters during the Reduced Interest Coverage Period to a minimum of 0.50 to 1.00 interest coverage ("Partial Suspension Period"). In addition, the individual quarterly Interest Coverage Ratio cannot be less than 1.00 to 1.00 for more than four consecutive quarters during the Reduced Interest Coverage Period.

        During the Reduced Interest Coverage Period, the Leverage Ratio (as defined) cannot exceed 2.00 to 1.00, and the maximum Leverage Ratio decreases further as the Interest Ratio decreases below 2.00 to 1.00 for each four trailing four-quarter period. The below table shows the relationship between reductions in the Interest Coverage Ratio and the Maximum Leverage Ratio:

When Interest Coverage Ratio is:	Maximum Leverage Ratio:
1.75x to 2.00x	≤ 2.00x
1.50x to 1.75x	≤ 1.75x
1.25x to 1.50x	≤ 1.50x
< 1.25x	≤ 1.40x

        The Leverage Ratio during the Partial Suspension Period cannot be greater than 1.40 to 1.00. The Leverage Ratio during any period other than the Reduced Interest Coverage Period cannot be greater than 2.25 to 1.00.

        We expect that our Interest Coverage Ratio will be below 2.0 to 1.0 at March 31, 2008 and anticipate electing into the Partial Suspension Period as of the end of the quarter ending June 30, 2008. Assuming the Reduced Interest Coverage Period commences in the first quarter of 2008 and the Partial

Suspension Period commences in the second quarter of 2008, the below table shows the required Minimum Interest Coverage Ratio (as defined) as of the end of each quarter:

Quarter	Minimum Interest Coverage Ratio:
Q1 2008	1.00
Q2 2008	0.50
Q3 2008	0.50
Q4 2008	0.50
Q1 2009	1.00
Q2 2009	1.00
Q3 2009	1.25
Q4 2009	1.50
Q1 2010	1.75
Q2 2010	2.00

        At any time if the Interest Coverage Ratio during the Partial Suspension Period is below 1.0 to 1.0, we must maintain Liquidity (defined generally as availability under the Credit Facility) of $75 million.

        During the Reduced Interest Coverage Period, we are prohibited from paying dividends, buying back Company stock or prepaying any senior or subordinated notes.

        After the September 2007 amendment, the Credit Facility had key financial and other covenants:

  •
  requiring us to maintain tangible net worth ("Minimum Net Worth") of at least $600 million plus 50% of net income earned for each full fiscal quarter ending after December 31, 2006 (with no deduction for net losses) plus 50% of the aggregate net increase in tangible net worth resulting from the sale of capital stock and other equity interests (as defined);

  •
  prohibiting our ratio of indebtedness (including accrued expenses) to tangible net worth ( the "Leverage Ratio") from being greater than 2.25 to 1 (subject to reduction during the Reduced Interest Coverage Period);

  •
  requiring us to maintain a ratio of EBITDA (including interest amortized to cost of sales) to interest incurred (as defined) (the "Interest Coverage Ratio") of at least 2.0 to 1 (subject to reduction during the Reduced Interest Coverage Period);

  •
  prohibiting our consolidated indebtedness (excluding certain subordinated debt and certain secured debt) minus cash and accounts receivable from exceeding a borrowing base based on the sum of: (i) 90% of the net book value of presold units, (ii) 80% of the net book value of eligible model units, (iii) 80% of the net book value of unsold units under construction, (iv) 80% of the net book value of completed unsold units less than 18 months since completion, (v) 70% of the net book value of finished lots, (vi) 60% of the net book value of land/lots under development, and (vii) 50% of the net book value of unimproved entitled land (the "Permitted Debt Based on Borrowing Base");

  •
  prohibiting the net book value of our land and lots where construction of a home has not commenced to exceed 125% of tangible net worth plus 50% of the aggregate outstanding subordinated debt (the "Total Land Restriction") and prohibiting the net book value of our raw land where grading or infrastructure improvements have not begun to exceed 20% of tangible net worth (the "Raw Land Restriction"); and

  •
  limiting the number of unsold housing units and model units that we may have in our inventory at the end of any fiscal quarter as follows:

  (1)
  unsold homes cannot exceed the greater of 30% of the number of home closings within the four fiscal quarters ending on such date or 60% of the number of unit closings within the two fiscal quarters ending on such date (the "Unsold Units Restriction"); and

  (2)
  model homes cannot exceed 10% of the number of home closings within the four fiscal quarters ending on such date (the "Model Homes Restriction").

        The following table summarizes these covenant thresholds pursuant to the Credit Facility, as amended, and our compliance with such covenants as of December 31, 2007:

Financial Covenant		Covenant Requirement	Actual
	($ in millions)
Minimum Net Worth[1]	≥	$609,408	$711,246
Leverage Ratio[2]	≤	2.25	1.10
Interest Coverage Ratio	≥	2.00	2.33
Permitted Debt Based on Borrowing Base	≤	$949,696	$573,787
Total Land Restriction	≤	$964,058	$624,158
Raw Land Restriction	≤	$142,249	$27,367
Unsold Units Restriction	≤	2,420	1,107
Model Homes Restriction	≤	769	304

(1)
Minimum Net Worth (called "Actual Consolidated Tangible Net Worth" in the Credit Agreement) was calculated based on the stated amount of our consolidated equity less intangible assets of $18.9 million as of December 31, 2007.

(2)
Repayment guarantees are included in the definition of Indebtedness for purposes of calculating the Leverage Ratio.

        In May 2007, we amended our Credit Facility to extend the maturity to May 18, 2011 and make changes to certain covenants and definitions, including (i) changing certain aggregate asset-type limitations within the borrowing base, (ii) increasing the minimum consolidated tangible net worth requirement to $600 million plus 50% of consolidated net income (as defined) for each full fiscal quarter ending after December 31, 2006 (with no deduction for net losses), plus an amount equal to 50% of the aggregate increases in consolidated tangible net worth (as defined) after December 31, 2006 by reason of the issuance and sale of equity interests, plus an amount equal to the net worth of any person who becomes a guarantor after December 31, 2006 by reason of merger or acquisition and (iii) changing the covenants relating to restrictions on the total land and unsold units that we may own.

        In June 2006, we amended our Credit Facility to increase our borrowing capacity by $50 million to $850 million and to make certain other minor changes. The increase in capacity was made pursuant to an accordion feature contained in the Credit Agreement. This accordion feature allows us to request from time to time an aggregate increase of up to $250 million in the maximum borrowing commitment. Each member of the lending group may elect to participate or not participate in any request we make. In addition, any increase in the borrowing capacity pursuant to this accordion feature is subject to certain terms and conditions, including the absence of an event of default.

        In May 2006, we amended and restated our Credit Facility to (i) increase the borrowing capacity from $600 million to $800 million, and (ii) extend the term from May 2009 to May 2010.

        At December 31, 2007, there was $82.0 million outstanding under the Credit Facility, and approximately $50.0 million was outstanding in letters of credit that collateralize our obligations under various land purchase, land development and other contracts. In addition, we had approximately $249.1 million in surety and performance bonds outstanding at December 31, 2007, and after considering our most restrictive bank covenants and borrowing base limitations, we had an additional $375.4 million of our current bank facility available to borrow at that date.

  7.731% Senior Subordinated Notes

        In February 2007, we completed a $150 million offering of 7.731% senior subordinated notes due 2017. These notes were issued at par, and their associated proceeds were used to pay down our Credit Facility. The covenants related to these senior subordinated notes are substantially similar to the covenants of our senior notes discussed below. As of and for the year ended December 31, 2007, we were in compliance with the 7.731% Senior Subordinated Note covenants.

  6.25% Senior Notes

        In March 2005, we completed the private placement of $350 million in aggregate principal amount of 6.25% senior notes due 2015 which resulted in net proceeds to us of approximately $344 million. The indenture which governs the 6.25% senior notes contains covenants that are substantially similar to the covenants in the indenture that governs our existing 7.0% senior notes discussed below, except that, among other things, the new indenture:

  •
  does not require us to maintain a certain level of minimum tangible net worth;

  •
  provides that the exceptions to the limitation of the amount of additional indebtedness we may acquire with respect to purchase money indebtedness is unlimited, and with respect to other indebtedness is $25 million;

  •
  provides that the amount of dividends, redemptions of equity interests and certain investments we can make is limited to $25 million plus (i) 50% of net income since June 1, 2001 plus (ii) 100% of the net cash proceeds from the sale of qualified equity interests, plus other items and subject to other exceptions;

  •
  increases the amount of investments we can make in joint ventures in a permitted business with unaffiliated third parties to 30% of our consolidated tangible net worth (as defined in the new indenture); and

  •
  provides for a suspension of certain covenants if the new 6.25% senior notes have "investment grade ratings," as defined in the indenture, including covenants relating to change of control, limitations on additional indebtedness, limitations on the amount of dividends, redemptions of equity interest and certain limitations on investments and asset sales.

        As of and for the year ended December 31, 2007, we were in compliance with the 6.25% Senior Note covenants set forth above.

  7.0% Senior Notes

        In April 2004, we issued $130.0 million in principal amount of 7.0% senior notes due 2014. The indenture for our 7.0% senior notes requires us to comply with a number of covenants that restrict certain transactions, including covenants:

  •
  limiting the amount of additional indebtedness we can incur unless after giving effect to such additional indebtedness, either (i) our fixed charge coverage ratio would be at least 2.0 to 1.0 or (ii) our ratio of consolidated debt to consolidated tangible net worth would be less than 3.0 to 1.0, provided, however, this limitation does not generally apply to indebtedness under our senior unsecured credit facility, most types of inter-company indebtedness, purchase money indebtedness up to $15 million, other indebtedness up to $15 million and non-recourse indebtedness;

  •
  generally limiting the amount of dividends, redemptions of equity interests and certain investments we can make to $10 million plus (i) 50% of our net income since June 1, 2001 plus (ii) 100% of the net cash proceeds from the sale of qualified equity interests, plus other items and subject to other exceptions;

  •
  requiring us to maintain tangible net worth of at least $60 million;

  •
  limiting our ability to incur or create certain liens; and

  •
  placing limitations on the sale of assets, mergers and consolidations and transactions with affiliates.

        As of and for the year ended December 31, 2007, we were in compliance with the 7.0% Senior Note covenants.

        If we do not meet both the Fixed Charge Ratio and the Ratio of Consolidated Indebtedness to Consolidated Tangible Net Worth covenants in our senior and senior subordinated indentures, we are generally prohibited from incurring additional indebtedness. Our actual Fixed Charge Ratio and Ratio of Consolidated Indebtedness to Consolidated Tangible Net Worth as of December 31, 2007 were 2.33 to 1.0 and 1.12 (1.14 in the case of the 7.0% Senior Notes) to 1.0, respectively. Our actual tangible net worth as of December 31, 2007 was $711.2 million.

        See Note 6 to our consolidated financial statements incorporated by reference herein for all outstanding balances on our senior and senior subordinated notes.

Land Option and Purchase Contracts

        We enter into various options and purchase contracts for land in the normal course of business. Generally, our options to purchase lots remain effective so long as we purchase a pre-established minimum number of lots each month or quarter, as determined by the respective agreement. The pre-established number is typically structured to approximate our expected rate of home construction starts, although as demand slows, in some instances starts may fall below the pre-established minimum number of lot purchases. Currently, our slower sales rate is causing us to take certain actions, including purchasing lots in advance of corresponding sales, re-negotiating the takedown schedules, and discontinuing lot purchases and forfeiting the related non-refundable option deposit.

        During the first two quarters of 2007, we purchased almost 5,000 lots for a price of approximately $333 million. In the latter half of 2007, we executed on our goal to reduce lots under control and manage takedowns and only acquired approximately 2,700 lots for about $187 million, a $146 million reduction from the first six months of the year. At December 31, 2007, our total option and purchase contracts had purchase prices in the aggregate of approximately $790.3 million, on which we had made deposits of approximately $92.2 million in cash along with approximately $18.1 million in letters of credit. Additional information regarding our purchase agreements and related deposits is presented in Note 3 to our consolidated financial statements incorporated by reference herein.

Off-Balance Sheet Arrangements

        Reference is made to Notes 1, 3 and 4 to our consolidated financial statements incorporated by reference herein. These Notes discuss our off-balance sheet arrangements with respect to land acquisition contracts and option agreements, and land development joint ventures, including the nature and amounts of acquisition contracts and option agreements, and land development joint ventures, including the nature and amounts of financial obligations relating to these items. In addition, these Notes discuss the nature and amounts of certain types of commitments that arise in connection with the ordinary course of our land development and homebuilding operations, including commitments of land development joint ventures for which we might be obligated.

Contractual Obligations

        The following is a summary of our contractual obligations at December 31, 2007, and the effect such obligations are expected to have on our liquidity and cash flows in future periods (in thousands):

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Principal, senior and senior subordinated notes	$630,000	$—	$—	$—	$630,000
Interest, senior and senior subordinated notes	319,794	42,570	85,140	85,140	106,944
Unsecured revolving credit facility	82,000	—	—	82,000	—
Other borrowing obligations[1]	19,073	6,358	12,715	—	—
Interest, other borrowing obligations[1]	2,003	1,215	788	—	—
Operating lease obligations[1]	40,609	12,712	16,347	7,590	3,960
Liabilities related to real estate not owned	6,478	2,373	4,105	—	—
FIN 48 obligations including interest and penalties	5,793	3,029	2,764	—	—

Total	$1,105,750	$68,257	$121,859	$174,730	$740,904

(1)
As a part of our model home construction activities, we enter into lease transactions with third parties, the monthly payments for which are typically calculated by applying a LIBOR-based rate to the agreed upon basis of the leased asset. As discussed in Note 5 to our consolidated financial statements incorporated herein, at December 31, 2007 and 2006, approximately $19.1 and $26.8 million of these transactions were included in our balance sheet as model home inventory with a corresponding debt balance, which is included in the other borrowings category above. Other payments relating to all other model home leases and other operating leases are included in the "Operating lease obligations" category. See Notes 3 and 14 to our consolidated financial statements incorporated by reference herein for additional information regarding our contractual obligations.

        We do not engage in commodity trading or other similar activities. We had no derivative financial instruments at December 31, 2007 or 2006.

Seasonality

        We typically experience seasonal variations in our quarterly operating results and capital requirement. Historically, we sell more homes in the first half of the fiscal year than in the second half, which results in more working capital requirements and home closings in the third and fourth quarters. We expect this seasonal pattern to continue, although it may be affected by the continuing downturn in the homebuilding industry.

Recent Accounting Standards

        See Note 1 to our consolidated financial statements incorporated by reference herein for discussion of recently-issued accounting standards.

UNDERWRITING

        Citigroup Global Markets Inc. is acting as the representative of the underwriters below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	2,000,000
Banc of America Securities LLC	640,000
J.P. Morgan Securities Inc.	640,000
UBS Securities LLC	400,000
Wachovia Capital Markets, LLC	320,000

Total	4,000,000

        Under the terms and conditions of the underwriting agreement, the underwriters must buy all of the shares of offered common stock if they buy any of them. The underwriting agreement provides that the obligations of the underwriters are subject to approval of legal matters by their counsel, including the validity of the common stock, and other conditions, such as the receipt by the underwriters of officer's certificates and legal opinions. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters will sell the common stock to the public when and if the underwriters buy the common stock from Meritage.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect to those liabilities.

        We have granted to the underwriters an option to purchase up to 600,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions, set forth on the cover page of the prospectus supplement to cover over-allotments, if any. This option is exercisable for a period of 30 days. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to conditions, to purchase from us shares in approximately the same proportion as set forth in the table above.

        The underwriters propose to offer the common stock directly to the public initially at the offering price set forth on the cover page of this prospectus supplement. The underwriters may offer the common stock to securities dealers at that price less a concession not in excess of $0.6765 per share. The underwriters reserve the right to reject any order for the purchase of shares. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

        We, and our executive officers and directors have agreed that, for a period of 45 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup Global Markets Inc. dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, except (1) issuances by us pursuant to our employee benefit plans or pursuant to the exercise of employee or director stock options outstanding on the date hereof or in connection with acquisitions and (2) for limited exceptions in the case of our executive officers and directors (such as bona fide gifts and transfers to trusts). Citigroup Global Markets Inc. in its sole discretion may release any of the securities subject to these lock-up provisions at any time without notice.

        The following table provides information regarding the per share and total underwriting discounts and commissions to be paid by us to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to 600,000 additional shares.

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Per Share	$1.1275	$1.1275
Total	4,510,000	5,186,500

        We estimate that our expenses in connection with the sale of the common stock, other than underwriting discounts, will be $250,000. This estimate includes expenses related to the printing, transfer agent fees, and legal and accounting fees, among other expenses.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares of our common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short positions involve either purchases of the common stock in the open market after the distribution has been competed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the exchange on which we are listed or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        Affiliates of each of the underwriters are lenders under our Credit Facility. In addition, affiliates of J.P. Morgan Securities Inc. are the syndication agent and a joint lead arranger and joint book-runner under our Credit Facility, affiliates of Wachovia Capital Markets, LLC and Banc of America Securities LLC are co-documentation agents under our Credit Facility, and affiliates of each of the other underwriters are managing agents under our Credit Facility.

        A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders. Other than the prospectus supplement in electronic format, the information on any underwriter's web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

        Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the common stock offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The common stock offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement.

        Our shares of common stock are traded on the New York Stock Exchange under the symbol "MTH."

LEGAL MATTERS

        The validity of the shares of common stock issued in this offering will be passed upon for us by DLA Piper US LLP, Phoenix, Arizona. Certain legal matters in connection with this offering will be passed upon for the underwriters by the law firm of Cahill Gordon & Reindel LLP, New York, New York.

EXPERTS

        The consolidated financial statements, incorporated in this prospectus supplement by reference from the Company's Annual Report on Form 10-K as of December 31, 2007 and 2006, and for each of the three years in the period ended December 31, 2007, and the effectiveness of the Company's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which (1) express an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, using the modified prospective method in 2006, and the adoption of the provisions of the Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, in 2007 and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting, and which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The Securities and Exchange Commission allows us to "incorporate by reference" the information contained in the documents we file with the Securities and Exchange Commission, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus supplement and until we sell all the securities offered by this prospectus supplement, other than portions of those documents that are either furnished under Items 2.02 and 7.01 of a Current Report on Form 8-K. We also incorporate by reference the following documents, which we have already filed with the Securities and Exchange Commission:

  (a)
  our Proxy Statement for our 2008 Annual Meeting of Stockholders filed on April 1, 2008;

  (b)
  our Annual Report on Form 10-K for the year ended December 31, 2007 as filed on February 25, 2008;

  (c)
  our Current Reports on Form 8-K, dated January 2, 2008 and April 9, 2008; and

  (d)
  the description of Meritage Homes Corporation's capital stock contained in Form 8-A of Emerald Mortgage Investments Corporation (a predecessor of Meritage Homes Corporation) filed on July 7, 1988, including any amendment or report filed to update such description.

        Any information in this prospectus supplement, the accompanying prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus supplement, the accompanying prospectus, or in any other document we subsequently file with the Securities and Exchange Commission that also is incorporated or deemed to be incorporated by reference in this prospectus supplement or in the accompanying prospectus, modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be part of this prospectus supplement or the accompanying prospectus.

PROSPECTUS

Meritage Corporation

$300,000,000

Debt Securities

Common Stock

Preferred Stock

Warrants

Guarantees

        Under this prospectus, we may sell a variety of securities. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement to this prospectus carefully before you invest.

        Our common stock is listed on the New York Stock Exchange under the symbol "MTH." We will list any common stock issued pursuant to a prospectus supplement, subject to notice of issuance, on the New York Stock Exchange.

        See "Risk Factors," which begin on page 2, for a discussion of certain factors that should be considered in evaluating an investment in our securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        The date of this prospectus is May 14, 2002.

        We have not authorized anyone to provide you with any information other than the information incorporated by reference or provided in this prospectus or any prospectus supplement. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated or deemed to be incorporated by reference in this prospectus is accurate as of any date other than the date of that document.

FORWARD-LOOKING STATEMENTS

        Certain of the matters discussed or incorporated in this prospectus may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In general, "forward-looking statements" can be identified by use of words such as "expect," "believe," "estimate," "project," "forecast," "anticipate," "plan" and similar expressions. Our forward-looking statements may address such matters as, but are not limited to, projections of revenue, income or loss, anticipated benefits of acquisitions, capital expenditures, plans for future operations, financing needs, the impact of changes in interest rates, projected job growth and economic conditions in our housing markets, plans relating to our new products or services, potential business and real property acquisitions and new or planned development projects, as well as assumptions related to these matters. Under the caption "Risk Factors" and elsewhere in this prospectus and in the documents we incorporate by reference, we have described several important factors currently known to management that could cause actual results to differ materially from those in the forward-looking statements.

        Forward-looking statements express expectations of future events. All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties that could cause actual events or results to differ materially from those projected. Our past performance or past or present economic conditions in our housing markets may not be indicative of future performance or conditions. Due to these inherent uncertainties, current or potential investors in our securities are urged not to place undue reliance on forward-looking statements. In addition, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of anticipated or unanticipated events or changes to projections over time.

        See our Annual Report on Form 10-K for the year ended December 31, 2001 and our other filings with the Securities and Exchange Commission, or SEC, for a further discussion of risks and uncertainties applicable to our business.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings up to an aggregate initial offering price of $300,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities being sold in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

        Any statements in this prospectus or in any accompanying prospectus supplement concerning the provisions of any document are not complete. In each instance, reference is made to the copy of that document filed or incorporated or deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus is a part or otherwise filed with the SEC. Each statement concerning the provisions of any document is qualified in its entirety by reference to the document so filed.

MERITAGE CORPORATION

        We are a leading designer and builder of single-family homes in the rapidly growing Sunbelt states of Texas, Arizona and California. We focus on providing a broad range of first-time, move-up and luxury homes to our targeted customer base. We and our predecessors have operated in Arizona since

1985, in Texas since 1987 and in Northern California since 1989. To expand our presence in Arizona, in 2001 we acquired Hancock Communities, another well-established homebuilder that serves the first-time and move-up markets in the Phoenix area. We operate in Texas under the Legacy Homes name, in Arizona as Monterey Homes, Meritage Homes and Hancock Communities, and in Northern California as Meritage Homes. At December 31, 2001, we were actively selling homes in 74 communities, with base prices ranging from $90,000 to $820,000. Information about our active communities is provided through our Internet web site at www.meritagehomes.com. The information on our website is not considered part of this prospectus.

        Our principal executive office in Arizona is located at 6613 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85250, and our telephone number there is (877) 400-7888. Our principal executive office in Texas is located at 4050 West Park Boulevard, Plano, Texas 75093, and our telephone number there is (800) 210-6004.

RISK FACTORS

        Our future operating results and financial condition depend on our ability to successfully design, develop, construct and sell homes that satisfy dynamic customer demand patterns. Inherent in this process are factors that we must successfully manage to achieve favorable future operating results and financial condition. These operating and financial factors, along with many other factors, could affect the price of our securities. You should carefully consider the following potential risks and uncertainties before investing in our securities.

        Homebuilding Industry Factors.    The homebuilding industry is cyclical and is significantly affected by changes in economic and other conditions, such as employment levels, availability of financing, interest rates, and consumer confidence. These factors can negatively affect the demand for and pricing of our homes. Homebuilders are also subject to various risks, many of which are outside their control, including delays in construction schedules, cost overruns, changes in governmental regulations, increases in real estate taxes and other local government fees, and availability and cost of land, materials, and labor. Although the principal raw materials used in the homebuilding industry generally are available from a variety of sources, the materials are subject to periodic price fluctuations.

        The homebuilding industry is also subject to the potential for significant variability and fluctuations in real estate availability and values. Write-downs of our land inventories could occur if market conditions deteriorate and these write-downs could be material in amount. Write-downs may also occur if we purchase land at higher prices during stronger economic cycles and the value of that land subsequently declines during slower economic cycles.

        Fluctuations in Operating Results.    We historically have experienced, and expect to continue to experience, variability in home sales and net earnings on a quarterly basis. As a result of such variability, our historical performance may not be a meaningful indicator of future results. Factors that contribute to this variability include:

  •
  timing of home deliveries and land sales;

  •
  our ability to acquire additional land or options for additional land on acceptable terms;

  •
  conditions of the real estate market in areas where we operate and of the general economy;

  •
  the cyclical nature of the homebuilding industry, changes in prevailing interest rates and the availability of mortgage financing;

  •
  costs and availability of materials and labor; and

  •
  delays in construction schedules due to strikes, adverse weather, acts of God, reduced subcontractor availability and governmental restrictions.

        Interest Rates and Mortgage Financing.    In general, housing demand is adversely affected by increases in interest rates and housing costs and the unavailability of mortgage financing. Most of our buyers finance their home purchases through third-party lenders providing mortgage financing. If mortgage interest rates increase and, consequently, the ability of prospective buyers to finance home purchases is adversely affected, home sales, gross margins and cash flow may also be adversely affected and the impact may be material. Our homebuilding activities also depend upon the availability and costs of mortgage financing for buyers of homes owned by potential customers, as those customers (move-up buyers) often need to sell their existing residences before they purchase our homes. Any reduction of financing availability could adversely affect home sales.

        Changes in federal income tax laws may also affect demand for new homes. Various proposals have been publicly discussed to limit mortgage interest deductions and to limit the exclusion of gain from the sale of a principal residence. Enactment of such proposals may have an adverse effect on the homebuilding industry in general. No meaningful prediction can be made whether any such proposals will be enacted and, if enacted, the particular form such laws would take.

        Competition.    The homebuilding industry is highly competitive. We compete for sales in each of our markets with national, regional and local developers and homebuilders, existing home resales and, to a lesser extent, condominiums and rental housing. If we are unable to successfully compete, our financial results and growth could suffer. Some of our competitors have significantly greater financial resources or lower costs than we do. Competition among both small and large residential homebuilders is based on a number of interrelated factors, including location, reputation, amenities, design, quality and price. Competition is expected to continue and become more intense, and there may be new entrants in the markets in which we currently operate and in markets we may enter in the future.

        Lack of Geographic Diversification.    We have operations in Texas, Arizona and Northern California. Our lack of geographic diversification could adversely affect us if the homebuilding business in our current markets should decline, since there may not be a balancing opportunity in stronger markets in other geographic regions.

        Additional Financing; Limitations.    The homebuilding industry is capital intensive and requires significant up-front expenditures to acquire land and begin development. Accordingly, we incur substantial indebtedness to finance our homebuilding activities. We may be required to seek additional capital in the form of equity or debt financing from a variety of potential sources, including bank financing and securities offerings. Also, lenders are increasingly requiring developers and homebuilders to invest significant amounts of equity in a project both in connection with origination of new loans as well as the extension of existing loans. The high level of our indebtedness could have important consequences to our securityholders, including the following:

  •
  our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired;

  •
  we must use a substantial portion of our cash flow from operations to pay interest and principal on our indebtedness, which will reduce the funds available for other purposes, such as capital expenditures;

  •
  we have a higher level of indebtedness than some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in planning for, or responding to, changing conditions in our industry, including increased competition; and

  •
  we are more vulnerable to economic downturns and adverse developments in our business.

        We expect to obtain the money to pay our expenses and to pay the principal and interest on our indebtedness from cash flow from operations. Our ability to meet our expenses thus depends on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions in the markets where we operate and pressure from competitors. We cannot be certain that our cash flow will be sufficient to allow us to pay principal and interest on our debt, and meet our other obligations. If we do not have enough money, we may be required to refinance all or part of our existing debt, sell assets or borrow more money. We cannot guarantee that we will be able to do so on terms acceptable to us, if at all. In addition, the terms of existing or future debt agreements may restrict us from pursuing any of these alternatives.

        Operating and Financial Limitations.    The covenants under our existing senior notes indenture and credit facilities impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to:

  •
  incur additional indebtedness;

  •
  pay dividends or make other distributions;

  •
  repurchase our stock;

  •
  make investments;

  •
  sell assets;

  •
  enter into agreements restricting our subsidiaries' ability to pay dividends;

  •
  enter into transactions with affiliates; and

  •
  consolidate, merge or sell all or substantially all of our assets.

        In addition, the indenture for our existing senior notes requires us to maintain a minimum consolidated tangible net worth and our existing credit facilities require us to maintain other specified financial ratios. These covenants may adversely affect our ability to finance our future operations or capital needs or to pursue available business opportunities. A breach of these covenants or our inability to maintain the required financial ratios could result in a default on our indebtedness. If a default occurs, the relevant lenders could declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness.

        Government Regulations; Environmental Conditions.    Regulatory requirements could cause us to incur significant liabilities and costs and could restrict our business activities. We are subject to local, state, and federal statutes and rules regulating certain developmental matters, as well as building and site design. We are subject to various fees and charges of governmental authorities designed to defray the cost of providing certain governmental services and improvements. We may be subject to additional costs and delays or may be precluded entirely from building projects because of "no growth" or "slow growth" initiatives, building permit ordinances, building moratoriums, or similar government regulations that could be imposed in the future due to health, safety, welfare, or environmental concerns. We must also obtain licenses, permits and approvals from government agencies to engage in certain activities, the granting or receipt of which are beyond our control.

        We are also subject to a variety of local, state and federal statutes, ordinances, rules and regulations concerning the protection of health and the environment. Environmental laws or permit restrictions may result in project delays, may cause substantial compliance and other costs and may prohibit or severely restrict development in certain environmentally sensitive regions or geographic areas. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber.

        Recent Acquisition.    During 2001, we acquired Hancock Communities. We cannot guarantee that:

  •
  the Hancock business will be integrated successfully with our existing business;

  •
  the market and financial synergies we anticipate will be achieved in our expected time frame, or at all;

  •
  the combined companies will not lose key employees, management, suppliers or subcontractors; and

  •
  we can successfully manage new housing lines that were previously managed by Hancock or new lines planned for the future.

        Future Expansion.    We may continue to consider growth or expansion of our operations in our current markets or in other areas of the country. Our expansion into new or existing markets could have a material adverse effect on our cash flows or profitability. The magnitude, timing and nature of any future expansion will depend on a number of factors, including suitable acquisition candidates, the negotiation of acceptable terms, our financial capabilities, and general economic and business conditions. New acquisitions may result in the incurrence of additional debt. Acquisitions also involve numerous risks, including difficulties in the assimilation of the acquired company's operations, the incurrence of unanticipated liabilities or expenses, the diversion of management's attention from other business concerns, risks of entering markets in which we have limited or no direct experience and the potential loss of key employees of the acquired company.

        Dependence on Key Personnel.    Our success largely depends on the continuing services of certain key employees, including Steve Hilton and John Landon, and our continued favorable development depends on our ability to attract and retain qualified personnel. We do not have employment agreements with certain key officers and the loss of their services could harm our business.

        Dependence on Subcontractors.    We conduct our construction operations only as a general contractor. Virtually all architectural and construction work is performed by unaffiliated third-party subcontractors. As a consequence, we depend on the continued availability of and satisfactory performance by these subcontractors for the design and construction of our homes. We cannot assure you that there will be sufficient availability of and satisfactory performance by these unaffiliated third-party subcontractors. In addition, inadequate subcontractor resources could have a material adverse affect on our business.

        Inflation.    We, like other homebuilders, may be adversely affected during periods of high inflation, mainly because of higher land and construction costs. Also, higher mortgage interest rates may significantly affect the affordability of mortgage financing to prospective buyers. Inflation also increases our cost of financing, materials and labor, and could cause our financial results or growth to decline. We attempt to pass cost increases on to our customers through higher sales prices. To date, inflation has not had a material adverse effect on our results of operations; however, inflation could impact our future operating results.

        Natural Disasters.    We have significant homebuilding operations in Texas and Northern California. Some of our markets in Texas occasionally experience severe weather conditions, such as tornadoes or hurricanes. Northern California has experienced a significant number of earthquakes, flooding, landslides and other natural disasters in recent years. We do not insure against some of these risks. These occurrences could damage or destroy our homes under construction or our building lots, which may result in losses that exceed our insurance coverage. We could also suffer significant constructions delays or substantial fluctuations in the pricing or availability of building materials. Any of these events could cause a decrease in our revenue, cash flow and earnings.

RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

        The following table sets forth Meritage's ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Years Ended December 31,
	2001		2000		1999		1998		1997
Ratio of Earnings to Fixed Charges	4.66	x	5.00	x	4.28	x	6.65	x	3.60	x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.66	x	5.00	x	4.28	x	6.65	x	3.60	x

        The ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends are identical because Meritage had no outstanding preferred stock during such periods. For the purposes of these calculations, "earnings" consist of earnings before income taxes and extraordinary items plus fixed charges less capitalized interest. "Fixed charges" consist of interest expense including amortization of deferred debt costs, one-half of rent expense, which is deemed to be representative of an interest factor, and capitalized interest. See Exhibit 12.1 to the registration statement containing this prospectus for a calculation of ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods presented.

USE OF PROCEEDS

        Unless we otherwise specify in the applicable prospectus supplement, the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement will be used for general corporate purposes. General corporate purposes may include the development of new residential properties, the repayment of debt, land acquisitions and possible acquisitions of other homebuilders. The net proceeds may be invested temporarily or applied to repay short-term debt until they are used for their stated purpose.

PLAN OF DISTRIBUTION

        We may sell the securities:

  •
  through underwriters or dealers;

  •
  through agents; or

  •
  directly to purchasers.

        The securities may be sold in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices. We will describe in a prospectus supplement the particular terms of the offering of the securities, including the following:

  •
  the names of any underwriters or agents;

  •
  the purchase price and the proceeds we will receive from the sale;

  •
  any discounts and other items constituting underwriters' or agents' compensation;

  •
  any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers;

  •
  any securities exchanges on which the applicable securities may be listed; and

  •
  any other information we think is important.

        If we use underwriters in the sale, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to prevailing market prices or at negotiated prices.

        The securities may be offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the class or series offered if any of the securities are purchased. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

        We may sell securities through agents or dealers designated by us. Any agent or dealer involved in the offer or sale of the securities for which this prospectus is delivered will be named, and any commissions payable by us to that agent or dealer will be set forth, in the prospectus supplement. Unless indicated in the prospectus supplement, the agents will agree to use their reasonable efforts to solicit purchases for the period of their appointment and any dealer will purchase securities from us as principal and may resell those securities at varying prices to be determined by the dealer. We also may sell securities directly to investors. In this case, no underwriters or agents would be involved.

        Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act.

        We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

        Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their businesses.

        In order to facilitate the offering of the securities, any underwriters or agents involved in the offering of those securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, the underwriters or agents may overallot in connection with the offering, creating a short position in the offered securities for their own account. In addition, to cover over allotments or to stabilize the price of the securities, the underwriters or agents may bid for, and purchase, the securities in the open market. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing the securities in the offering if the syndicate repurchases previously distributed securities in transactions to cover syndicate short positions, in stabilization transaction or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents are not required to engage in these activities, and may end any of these activities at any time.

        Some or all of the securities may be new issues of securities with no established trading market. Any underwriter to which securities are sold by us for public offering and sale may make a market in those securities, but will not be obligated to do so, and may discontinue any market making at any time without notice. We cannot and will not give any assurances as to the liquidity of the trading market for any of our securities.

DESCRIPTION OF DEBT SECURITIES

        This prospectus describes certain general terms and provisions of our debt securities. When we offer to sell a particular series of debt securities, we will describe the specific terms of the series in a supplement to this prospectus. We will also indicate in the applicable prospectus supplement whether the general terms and provisions described in this prospectus apply to a particular series of debt securities.

        Unless otherwise specified in a supplement to this prospectus, the debt securities will be the direct, unsecured obligations of Meritage Corporation and will rank equally with all of its other unsecured and unsubordinated indebtedness. Meritage Corporation's payment obligations under any series of debt securities may be guaranteed by one or more co-registrants.

        The debt securities will be issued under an indenture between us and a bank or trust company, as trustee. We have summarized select portions of the indenture below. The summary is not complete. The form of the indenture has been filed as an exhibit to the registration statement and you should read the indenture for provisions that may be important to you. Capitalized terms used in the summary have the meaning specified in the indenture.

        When we refer to "we," "our" and "us" in this section, we mean Meritage Corporation unless the context otherwise requires or as otherwise expressly stated.

General

        The terms of each series of debt securities will be established by or pursuant to a resolution of our board of directors and set forth or determined in the manner provided in an officers' certificate or by a supplemental indenture. The particular terms of each series of debt securities will be described in a prospectus supplement relating to that series, including any pricing supplement.

        We may issue an unlimited amount of debt securities under the indenture that may be in one or more series with the same or various maturities, at par, at a premium, or at a discount. We will set forth in a prospectus supplement, including any pricing supplement, relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities:

  •
  the title of the debt securities;

  •
  the price or prices (expressed as a percentage of the principal amount) at which we will sell the debt securities;

  •
  any limit on the aggregate principal amount of the debt securities;

  •
  the date or dates on which we will pay the principal on the debt securities;

  •
  the rate or rates (which may be fixed or variable) per annum or the method used to determine the rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the debt securities will bear interest, the date or dates from which interest will accrue, the date or dates on which interest will commence and be payable and any regular record date for the interest payable on any interest payment date;

  •
  the trustee for the series of debt securities;

  •
  whether the debt securities rank as senior debt securities, senior subordinated debt securities or subordinated debt securities, or any combination thereof;

  •
  the form and terms of any guarantee of any debt securities;

  •
  any depositories, interest rate calculation agents or other agents with respect to the debt securities;

  •
  whether, the ratio at which and the terms and conditions upon which, if any, the debt securities will be convertible into or exchangeable for our common stock or our other securities or securities of another person;

  •
  the place or places where principal of, premium, if any, and interest, if any, on the debt securities will be payable or the method of payment, if by wire transfer, mail or by other means;

  •
  the terms and conditions upon which we may redeem the debt securities;

  •
  any obligation we have to redeem or purchase the debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of debt securities;

  •
  the dates, if any, on which, and the price or prices at which, we will repurchase debt securities at the option of the holders of debt securities and other detailed terms and provisions of these repurchase obligations;

  •
  the denominations in which the debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

  •
  whether the debt securities will be issued in bearer or fully registered form (and if in fully registered form, whether the debt securities will be issuable, in whole or in part, as global debt securities);

  •
  the portion of principal amount of the debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

  •
  the currency of denomination of the debt securities;

  •
  the designation of the currency, currencies or currency units in which payment of principal of, premium and interest on the debt securities will be made;

  •
  if payments of principal of, premium or interest on the debt securities will be made in one or more currencies or currency units other than that or those in which the debt securities are denominated, the manner in which the exchange rate with respect to these payments will be determined;

  •
  the manner in which the amounts of payment of principal of, or premium or interest on the debt securities will be determined, if these amounts may be determined by reference to an index based on a currency or currencies other than that in which the debt securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

  •
  any provisions relating to any security provided for the debt securities;

  •
  any addition to or change in the events of default described in this prospectus or in the indenture with respect to the debt securities and any change in the acceleration provisions described in this prospectus or in the indenture with respect to the debt securities;

  •
  any addition to, change in or deletion from, the covenants described in this prospectus or in the indenture with respect to the debt securities; and

  •
  any other terms of the debt securities, which may modify, supplement or delete any provision of the indenture as it applies to that series.

        In addition, the indenture does not limit our ability to issue subordinated debt securities. Any subordination provisions of a particular series of debt securities will be set forth in the officers' certificate or supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement.

        We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

        If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Transfer and Exchange

        Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as depositary, or a nominee (we will refer to any debt security represented by a global debt security as a "book-entry debt security"), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a "certificated debt security") as set forth in the applicable prospectus supplement. Except as set forth under the heading "Global Debt Securities and Book-Entry System" below, book-entry debt securities will not be issuable in certificated form.

        Certificated Debt Securities.    You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

        You may effect the transfer of certificated debt securities and the right to receive the principal of, premium and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us or the trustee of the certificate to the new holder or the issuance by us or the trustee of a new certificate to the new holder.

        Global Debt Securities and Book-Entry System.    Each global debt security representing book-entry debt securities will be deposited with, or on behalf of, the depositary, and registered in the name of the depositary or a nominee of the depositary.

        The depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

        Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the depositary for the related global debt security, which we refer to as participants, or persons that may hold interests through participants. Upon the issuance of a global debt security, the depositary will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the book-entry debt securities represented by the global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of the securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

        So long as the depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by the global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the depositary for the related global debt security and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the indenture.

        We understand, however, that under existing industry practice, the depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the depositary with respect to that global debt security for purposes of obtaining any consents or directions required to be given by holders of the debt securities pursuant to the indenture.

        We will make payments of principal of, and premium and interest on, book-entry debt securities to the depositary or its nominee, as the case may be, as the registered holder of the related global debt security. We, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

        We expect that the depositary, upon receipt of any payment of principal of, premium or interest on a global debt security, will immediately credit participants' accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

        We will issue certificated debt securities in exchange for each global debt security if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, or Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days. In addition, we may at any time and in our sole discretion determine not to have the book-entry debt securities of any series represented by one or more global debt securities and, in that event, will issue certificated debt securities in exchange for the global debt securities of that series. Global debt securities will also be exchangeable by the holders for certificated debt securities if an event of default with respect to the book-entry debt securities represented by those global debt securities has occurred and is continuing. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

        We have obtained the foregoing information concerning the depositary and the depositary's book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

Change of Control

        Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions that may afford holders of the debt securities protection in the event we undergo a change in control or in the event of a highly leveraged transaction (whether or not the transaction results in a change in control) that could adversely affect holders of debt securities.

Covenants

        We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

Consolidation, Merger and Sale of Assets

        We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person, which we refer to as a successor person, unless:

  •
  we are the surviving corporation or the successor person (if other than Meritage Corporation) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

  •
  immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, shall have occurred and be continuing under the indenture; and

  •
  certain other conditions that may be set forth in the applicable prospectus supplement are met.

Events of Default

        Unless otherwise stated in the applicable prospectus supplement, event of default means, with respect to any series of debt securities, any of the following:

  •
  default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of the 30-day period);

  •
  default in the payment of principal of or premium on any debt security of that series when due and payable at maturity, upon redemption or otherwise;

  •
  an event of default as defined in the debt securities of that series or our failure to comply with any of our other agreements in the debt securities of that series or the indenture with respect to that series, which default continues uncured for a period of 60 days after we receive written notice from the trustee or we and the trustee receive written notice from the holders of not less than a majority in principal amount of the outstanding debt securities of that series as provided in the indenture;

  •
  certain events of bankruptcy, insolvency or reorganization; and

  •
  any other event of default provided with respect to debt securities of that series which is described in the applicable prospectus supplement accompanying this prospectus.

        No event of default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an event of default with respect to any other series of debt securities. The occurrence of an event of default may constitute an event of default under our bank credit agreements in existence from time to time. In addition, the occurrence of certain events of default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

        If an event of default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than a majority in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all debt securities of that series. In the case of an event of default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. We refer you to the prospectus supplement relating to any series of debt securities that are discount securities for the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an event of default.

        The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of outstanding debt securities, unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

        Unless stated otherwise in the applicable prospectus supplement, no holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

  •
  that holder has previously given to the trustee written notice of a continuing event of default with respect to debt securities of that series; and

  •
  the holders of at least 25% in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

        Notwithstanding the foregoing, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and any interest on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

        The indenture requires us, within 90 days after the end of our fiscal year, to furnish to the trustee a statement as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any default or event of default (except in payment on any debt securities of that series) with respect to debt securities of that series if it in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

        We may modify and amend the indenture without notice to or the consent of the holders:

  •
  to establish additional series of securities permitted under the indenture;

  •
  to cure any ambiguity, defect or inconsistency;

  •
  to evidence the assumption of a successor corporation of our obligations under the indenture;

  •
  to comply with any requirements of the SEC or the Trust Indenture Act;

  •
  to provide for uncertificated securities in addition to or in place of certificated securities;

  •
  to add, change or eliminate any other provisions of the indenture so long as that change does not apply to any then existing series of debt securities or modify the rights of the holder of any such security with respect to that provision; or

  •
  make any change that does not adversely affect in any material respect the interests of the securityholders of any series.

        We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

  •
  reduce the amount of debt securities whose holders must consent to an amendment or waiver;

  •
  reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

  •
  reduce the principal of or premium on or change the fixed maturity of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

  •
  reduce the principal amount of discount securities payable upon acceleration of maturity;

  •
  waive a default in the payment of the principal of, premium or interest on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

  •
  make the principal of or premium or interest on any debt security payable in currency other than that stated in the debt security;

  •
  make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of, premium and interest on those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

  •
  waive a redemption payment with respect to any debt security.

        Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or any interest on any debt security of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of the series affected; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from the acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

        Legal Defeasance.    The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

        This discharge may occur only if, among other things, we have delivered to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

        Defeasance Of Certain Covenants.    The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions:

  •
  we may omit to comply with the covenant described under the heading "Consolidation, Merger and Sale of Assets" and certain other covenants set forth in the indenture, as well as any additional covenants which may be set forth in the applicable prospectus supplement; and

  •
  any omission to comply with those covenants will not constitute a default or an event of default with respect to the debt securities of that series, or covenant defeasance.

        The conditions include:

  •
  depositing with the trustee money and/or U.S. government obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, foreign government obligations, that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities; and

  •
  delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

        Covenant Defeasance And Events Of Default.    In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any event of default, the amount of money and/or U.S. government obligations or foreign government obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the event of default. However, we will remain liable for those payments.

Guarantees

        Our payment obligations under any series of debt securities may be guaranteed by one or more of the co-registrants. The terms of any guarantee will be set forth in the applicable prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

        The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of our articles of incorporation and bylaws and to the applicable provisions of the Maryland General Corporation Law.

Common Stock

        We are authorized to issue up to 50,000,000 shares of common stock, $0.01 par value per share, of which 11,411,480 shares were outstanding as of April 26, 2002. These amounts reflect a 2-for-1 stock split in the form of a stock dividend which Meritage effected on April 26, 2002 to stockholders of record at the close of business on April 12, 2002. The outstanding shares of our common stock are, when issued and paid for, fully-paid and non-assessable.

        Voting Rights.    The holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. As a result, the holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Our directors are divided into two classes serving staggered two-year terms.

        Our articles of incorporation contain a provision allowing action to be authorized by the affirmative vote of the holders of a majority of the total number of shares of common stock outstanding and entitled to vote thereon notwithstanding any provision of law that would otherwise require the authorization of the action by a greater proportion than a majority. This provision may allow authorization of certain extraordinary transactions and amendment of our articles of incorporation, including an amendment changing the terms or rights of our outstanding common stock. But for this provision, under Maryland law, these extraordinary transactions and amendment of our articles of incorporation, with certain limited exceptions, would require the affirmative vote of the holders of two-thirds of the outstanding common stock entitled to vote thereon.

        Dividends.    The holders of our common stock are entitled to receive ratably such dividends that may be declared by the board of directors out of legally available funds. We do not intend to declare cash dividends in the foreseeable future. We expect to retain earnings to finance the continuing development of our business. Future dividends, if any, will depend upon our financial condition, results of operations, capital requirements, compliance with debt covenants of existing indebtedness, as well as other factors considered relevant by our board of directors.

        Liquidation Rights.    Upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets available for distribution after payment in full to creditors and holders of preferred stock, if any.

        Other Provisions.    The holders of our common stock have no preemptive, subscription, redemption conversion or other similar rights. The rights, preferences, and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may issue in the future. However, we are not currently authorized to issue preferred stock under our articles of incorporation.

        Transfer Agent.    The transfer agent and registrar for our common stock is Mellon Investor Services, LLC.

Preferred Stock

        We are not currently authorized to issue preferred stock. We will need to obtain stockholder approval to authorize the issuance of preferred stock. We anticipate that the board of directors will have the authority to determine the terms of our preferred stock without further stockholder approval. The preferred stock, if authorized by our stockholders, will be issued in one or more series with the designations, rights, preferences and limitations determined by our board of directors, including the consideration to be received for the preferred stock, the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, mandatory retirement provisions, conversion rights and voting rights.

        If we issue preferred stock with voting rights, it could make it more difficult for a third party to acquire control of Meritage and could adversely affect the rights of holders of common stock. Preferred stockholders typically are entitled to satisfaction in full of specified dividend and liquidation rights before any payment of dividends or distribution of assets on liquidation can be made to holders of common stock. Also, any voting rights granted to our preferred stock may dilute the voting rights of our common stock. Under some circumstances, control of Meritage would shift from the holders of common stock to the holders of preferred stock with voting rights. Certain fundamental matters requiring stockholder approval (such as mergers, sale of assets and certain amendments to our articles of incorporation) may require approval by the separate vote of the holders of preferred stock in addition to any required vote of the common stock.

Certain Provisions of Maryland Law

        We are incorporated in Maryland and are subject to the provisions of the Maryland General Corporation Law, certain of which provisions are discussed below.

        Business Combinations.    Under the Maryland Business Combinations Act, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include certain mergers, asset transfers, loans and other transactions or issuances, transfers or reclassifications of equity securities. An interested stockholder is defined as:

  •
  any person who beneficially owns ten percent or more of the voting power of the corporation's shares; or

  •
  an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

        A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder.

        After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

  •
  80% of the votes entitled to be cast by the outstanding shares of voting stock of the corporation voting together as a single voting group; and

  •
  two-thirds of the votes entitled to be cast by the holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder voting together as a single voting group.

        These super-majority vote requirements do not apply to certain business combinations if the corporation's stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares and the corporation and interested stockholder meet certain other requirements.

        The statute provides for various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

        The business combination statute could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest.

        A Maryland corporation may adopt an amendment to its charter electing not to be subject to the Maryland Business Combinations Act. No such amendment to our charter has been adopted.

        Control Share Acquisitions.    Maryland's Control Share Acquisition Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock, which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power equal to:

  •
  one-tenth or more but less than one-third;

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  one-third or more but less than a majority; or

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  a majority or more of all voting power.

        Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to require the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or, if a meeting of stockholders is held, at which the voting rights of the shares are considered and not approved, as of the date of that meeting. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

        The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or certain other transactions or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Neither our articles of incorporation or bylaws have any provisions exempting any control share acquisitions.

Certain Provisions of our Articles of Incorporation and Bylaws

        Our articles of incorporation and bylaws include provisions that could have an anti-takeover effect. These provisions are intended to preserve the continuity and stability of our board of directors and the policies formulated by our board of directors. The following is a summary of the provisions or our articles of incorporation and bylaws that we consider material, but does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of our articles of incorporation and bylaws.

        Indemnification.    Under Maryland law, a corporation's articles may, with certain exceptions, include any provision expanding or limiting the liability of its directors and officers to the corporation of its stockholders for money damages. However, no provision may restrict or limit the liability of a corporation's directors or officers to the corporation or its stockholders to the extent that (1) it is proved that the person actually received an improper benefit or (2) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty (and was material to the cause of action adjudicated in the proceeding). Our charter contains a provision limiting the personal liability of officers and directors to Meritage and its stockholders for money damages to the fullest extent permitted under Maryland law.

        In addition, with certain exceptions, Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against liability incurred, unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property, or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Our charter provides that Meritage will indemnify (1) its directors and officers to the full extent allowed under Maryland law and (2) its officers who are not directors to such further extent as shall be authorized by the board of directors and be consistent with law.

        Advance Notice Procedures.    Our bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or to bring other business before an annual meeting. These stockholder notice procedures provide that only persons that are nominated by board of directors, or by a stockholder who was a stockholder at the time of giving notice and has given timely written notice to our secretary before the meeting at which directors are to be elected, will be eligible for election as directors. These stockholder notice procedures also provide that at an annual meeting only the business as has been brought before the meeting by our board of directors, or by a stockholder who has given timely written notice to our secretary of the stockholder's intention to bring the business before the meeting, may be conducted. To be timely, a stockholder's nomination or notice must be received by our secretary not less than 20 days nor more than 30 days prior to the meeting. The stockholder notice procedures described above will be shortened, as described in our bylaws, in the event we give less than 30 days' notice or prior public disclosure of the date of the meeting.

        In addition, under these stockholder notice procedures, a stockholder's notice to us proposing to nominate a person for election as a director or relating to the conduct of business other than the nomination of directors will be required to contain specified information. If the chairman of a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with our stockholder notice procedure, the individual will not be eligible for election as a director, or the business will not be conducted at the meeting, as the case may be.

DESCRIPTION OF WARRANTS

        We may issue warrants for the purchase of common stock, preferred stock or debt securities. Warrants may be issued independently or together with our common stock, preferred stock or debt securities and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not have any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants. A copy of the warrant agreement will be filed with the SEC in connection with any offering of warrants.

        The prospectus supplement relating to a particular issue of warrants to purchase common stock, preferred stock or debt securities will describe the terms of those warrants, including the following:

  •
  the title of the warrants;

  •
  the offering price for the warrants, if any;

  •
  the aggregate number of the warrants;

  •
  the designation and terms of the common stock, preferred stock or debt securities that may be purchased upon exercise of the warrants;

  •
  if applicable, the designation and terms of the securities that the warrants are issued with and the number of warrants issued with each security;

  •
  if applicable, the date from and after which the warrants and any securities issued with them will be separately transferable;

  •
  if applicable, the principal amount of debt securities that may be purchased upon exercise of a warrant and the price at which the debt securities may be purchased upon exercise;

  •
  if applicable, the number of shares of common stock or preferred stock that may be purchased upon exercise of a warrant and the price at which the shares may be purchased upon exercise;

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  the dates on which the right to exercise the warrants will commence and expire;

  •
  if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;

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  whether the warrants represented by the warrant certificates or debt securities that may be issued upon exercise of the warrants will be issued in registered or bearer form;

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  information relating to book-entry procedures, if any;

  •
  the currency or currency units in which the offering price, if any, and the exercise price are payable;

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  if applicable, a discussion of material United States federal income tax considerations;

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  anti-dilution provisions of the warrants, if any;

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  redemption or call provisions applicable to the warrants, if any;

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  any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants; and

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  any other information we think is important about the warrants.

LEGAL MATTERS

        Snell & Wilmer L.L.P., our outside counsel, will issue an opinion regarding the validity of the offered securities. If counsel for any underwriters passes on legal matters in connection with an offering made by this prospectus, we will name that counsel in the accompanying prospectus supplement.

EXPERTS

        The consolidated financial statements of Meritage as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference rooms. Our common stock is listed on the New York Stock Exchange. Our reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        The SEC allows us to "incorporate by reference" the information contained in the documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until we sell all the securities covered by this prospectus, other than portions of these documents that are either (i) described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the SEC or (ii) furnished under Item 9 of a Current Report on Form 8-K. We also specifically incorporate by reference the following documents, which we have already filed with the SEC:

  (a)
  our Annual Report on Form 10-K for the year ended December 31, 2001;

  (b)
  our definitive Proxy Statement dated April 2, 2002;

  (c)
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002; and

  (d)
  the description of Meritage Corporation's capital stock contained in the Form 8-A of Emerald Mortgage Investments Corporation (a predecessor at Meritage Corporation) filed on July 7, 1988, including any amendment or report filed to update such description.

        Any information contained in this prospectus or in any document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to have been modified or superseded to the extent that a statement contained in this prospectus, in any other document we subsequently file with the SEC that also is incorporated or deemed to be incorporated by reference in this prospectus or in the applicable prospectus supplement modifies or supersedes the original statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to be a part of this prospectus.

        We encourage you to read our periodic and current reports. We think these reports provide additional information about our company that prudent investors will find important. You may request a copy of these filings as well as any future filings incorporated by reference, at no cost, by calling us or by writing to us at our principal executive offices in Arizona at the following address: Meritage Corporation, 6613 North Scottsdale Road, Suite 200, Scottsdale, Arizona 85250, Attention: Investor Relations. Our telephone number is (877) 400-7888.

4,000,000 Shares

Common Stock

$20.50 per share

P R O S P E C T U S    S U P P L E M E N T

April 17, 2008

Citi

Banc of America Securities LLC
JPMorgan
UBS Investment Bank
Wachovia Securities

QuickLinks

  Filed pursuant to Rule 424(b)(2) Registration Statement No. 333-87398
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS SUPPLEMENT
SUMMARY
The Company
Recent Industry and Company Developments
The Offering
Summary Financial Information
RISK FACTORS
USE OF PROCEEDS
CAPITALIZATION
PRICE RANGE OF COMMON STOCK; DIVIDEND POLICY
SELECTED HISTORICAL FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
ABOUT THIS PROSPECTUS
MERITAGE CORPORATION
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
USE OF PROCEEDS
PLAN OF DISTRIBUTION
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF WARRANTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION